UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
SIGMATRON INTERNATIONAL, INC.
(Name of Subject Company)
SIGMATRON INTERNATIONAL, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

82661L101
(CUSIP Number of Class of Securities)

Gary R. Fairhead
Chief Executive Officer
2201 Landmeier Rd.
Elk Grove Village, IL 60007
(847) 956-8000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Grant J. Levine
Dmitriy A. Tartakovskiy
Greenberg Traurig, P.A.
101 East Kennedy Boulevard, Suite 1900
Tampa, FL 33602
(813) 318-5700
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is SigmaTron International, Inc., a Delaware corporation (“SigmaTron”). The address of SigmaTron’s principal executive offices is 2201 Landmeier Rd., Elk Grove Village, Illinois 60007, and its telephone number is (847) 956-8000. Unless the context suggests otherwise, references in this Schedule 14D-9 to “SigmaTron,” the “Company,” “we,” “us,” and “our” refer to SigmaTron International, Inc. and its consolidated subsidiaries.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is our common stock, par value $0.01 per share (the “common stock”). As of the close of business on June 2, 2025, there were (i) 6,119,288 shares of common stock issued and outstanding; (ii) 793,956 shares of common stock subject to issuance pursuant to stock options granted and outstanding under SigmaTron’s 1993 Stock Option Plan, 2004 Employee Stock Option Plan, 2011 Employee Stock Option Plan, 2019 Employee Stock Option Plan and 2021 Employee Stock Option Plan, each as amended (collectively, the “Employee Stock Option Plans”); (iii) 32,588 shares of common stock reserved for future issuance under the Employee Stock Option Plans; (iv) 15,500 shares of common stock reserved for future issuance under SigmaTron’s 2013 Non-Employee Director Restricted Stock Plan, 2018 Non-Employee Director Restricted Stock Plan and 2021 Non-Employee Director Restricted Stock Plan (collectively, the “Director Restricted Stock Plans”, and together with the Employee Stock Option Plans, the “Equity Plans”); (v) outstanding warrants exercisable for an aggregate of 1,223,250 shares of common stock; (vi) no shares of common stock held by SigmaTron as treasury stock; and (vii) no shares of SigmaTron preferred stock, par value $0.01, issued or outstanding.

Item 2.	Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of SigmaTron, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”
Tender Offer
This Schedule 14D-9 relates to a tender offer (the “Offer”) by Transom Axis MergerSub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Transom Axis AcquireCo, LLC, a Delaware limited liability company (“Parent”), to acquire all of the issued and outstanding shares of common stock (the “Shares”) of SigmaTron in exchange for $3.02 per Share, payable in cash (the “Offer Consideration”), without interest and subject to reduction for any applicable withholding of taxes. Parent is a wholly owned subsidiary of Transom Axis TopCo, LLC, a Delaware limited liability company, which is controlled by its affiliate Transom Capital Fund IV, L.P., a Delaware limited partnership (together with its affiliates, “Transom”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on June 26, 2025. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to SigmaTron’s stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of May 20, 2025, among Parent, Purchaser and SigmaTron, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into SigmaTron and will cease to exist (the “Merger”), pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), with SigmaTron continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent, without a meeting or vote of stockholders of SigmaTron. Pursuant to and at the effective time of the Merger (the “Effective Time”), the Shares (other than Shares held by SigmaTron, Parent, Purchaser, any wholly owned subsidiary of Parent (other than Purchaser) or by stockholders of SigmaTron who have not tendered their Shares and are entitled to and have properly exercised and perfected their statutory rights of appraisal under the DGCL (the “Excluded Shares”)) will be converted automatically and without any action on the part of the holder thereof or the Company, into, and will thereafter represent, only the right to receive the Offer Consideration, without interest and subject to reduction for any withholding of taxes. The treatment of outstanding equity awards under SigmaTron’s Equity Plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between SigmaTron and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there have been validly tendered and not validly withdrawn Shares that, together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent at least one Share more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (ii) the accuracy of the representations and warranties of SigmaTron contained in the Merger Agreement, subject to customary materiality qualifications and exceptions; (iii) SigmaTron’s performance of, and compliance with, in all material respects its covenants and agreements contained in the Merger Agreement; (iv) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement); and (v) other customary conditions set forth in Annex 1 to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).
The Offer will initially expire one minute after 11:59 p.m. Eastern Time on July 24, 2025, unless otherwise agreed to in writing by Parent and SigmaTron. The expiration date may be extended as follows: (a) if, as of the then-scheduled expiration date, any Offer Condition (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the expiration date) is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer and the expiration date for additional periods of up to ten Business Days (as defined in the Merger Agreement) (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension, to permit such Offer Condition to be satisfied; (b) if, as of the then-scheduled expiration date, each of the Offer Conditions (other than the Minimum Condition and such conditions that by their nature are to be satisfied at the expiration date) has been satisfied or waived (to the extent such other Offer Condition is waivable by Purchaser or Parent and has been validly waived) and the Minimum Condition has not been satisfied, then Purchaser may, and, at the request in writing of SigmaTron, Purchaser shall, extend the Offer and the expiration date for additional periods of up to ten Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension, provided that in no event shall Purchaser be required to extend the Offer and the expiration date for more than 30 Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) in the aggregate; (c) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer and the expiration date from time to time for any period required by any applicable legal requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and (d) if, as of the then-scheduled expiration date, the Minimum Condition is satisfied but one or more of the other conditions (other than any such conditions that by their nature are to be satisfied at the expiration date) is not satisfied (unless such other condition is waivable by Purchaser or Parent and has been validly waived), Purchaser may, and Parent may cause Purchaser to, extend the Offer. In no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement and (y) one Business Day prior to the date on which the Merger Agreement is terminated (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of SigmaTron. Except (i) as provided in Section 1.1(d) of the Merger Agreement, (ii) in the event that the Merger Agreement is terminated pursuant to Section 8 of the Merger Agreement or (iii) if Purchaser is not obligated to extend the Offer as provided in Section 1.1(c) of the Merger Agreement, Purchaser must not terminate the Offer, or permit the Offer to expire, prior to any scheduled expiration date without the prior written consent of SigmaTron.
Either SigmaTron or Parent may terminate the Merger Agreement at any time prior to the time Purchaser irrevocably accepts the Shares tendered pursuant to the Offer for payment (the “Offer Acceptance Time”), if the Offer Acceptance Time has not occurred on or prior to 11:59 p.m. Eastern Time on September 17, 2025 (the “End Date”). The Offer is also subject to other conditions as described in this Schedule 14D-9.
The foregoing summary of the Offer does not purport to be complete and is qualified in its entirety by the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
As set forth in the Schedule TO, the address of the principal executive offices of Parent is 100 N. Pacific Coast Highway, Suite 1725, El Segundo, California 90245. The address of the principal executive offices of Purchaser is 100 N. Pacific Coast Highway, Suite 1725, El Segundo, California 90245. The telephone number of each is (310) 407-0940.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. The Offer to Purchase and the other related materials are available directly from D.F. King & Co., Inc., the Information Agent engaged by Purchaser for the Offer, by telephone at (800) 283-2170 (toll free) or by email at gb@dfking.com. This Schedule 14D-9 also is located on the investors section of SigmaTron’s website at www.sigmatronintl.com. The information on SigmaTron’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
Except as set forth or incorporated by reference in this Schedule 14D-9 (including, but not limited to, the CIC Plan (as defined below)), to the knowledge of SigmaTron, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between SigmaTron or its affiliates, on the one hand, and (x) its executive officers, directors or affiliates or (y) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of SigmaTron (the “Board”) was aware of, and considered, the agreements and arrangements described in this Item 3, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement and the Support Agreements (as defined below), including the Offer and the Merger (collectively, the “Transactions”), and in recommending that SigmaTron’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Arrangements with Parent, Purchaser and Their Affiliates
Merger Agreement
On May 20, 2025, Parent, Purchaser and SigmaTron entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among SigmaTron, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide SigmaTron’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by SigmaTron to Parent and Purchaser, and representations and warranties made by Parent and Purchaser to SigmaTron. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about SigmaTron, Parent or Purchaser in SigmaTron’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by SigmaTron to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.
In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among SigmaTron, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by SigmaTron’s stockholders or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about SigmaTron, Parent or Purchaser. SigmaTron’s stockholders are not third-party beneficiaries of the Merger Agreement (except for (i) if the Offer Acceptance Time occurs, the right of the holders of Shares validly tendered (and not validly withdrawn) pursuant to the Offer to receive the Offer Price, (ii) if the Effective Time occurs, the right of the holders of Shares (other than the Excluded Shares) to receive the Merger Consideration and (iii) if the Effective Time occurs, the right of the holders of Company Equity Awards to receive such amounts as provided for in the Merger Agreement) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of SigmaTron, Parent, Purchaser or any of their respective subsidiaries or affiliates.
The foregoing summary and the summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreement
Prior to signing the Merger Agreement, SigmaTron and Transom entered into a confidentiality agreement, dated December 20, 2024 (the “Confidentiality Agreement”). The Confidentiality Agreement includes customary non-disclosure provisions that require Transom to keep confidential certain information relating to SigmaTron and the existence and content of any discussions in connection with the potential transaction for a period of two years from the date of the Confidentiality Agreement. The Confidentiality Agreement also includes a customary prohibition against the trading in SigmaTron securities while in possession of material, non-public information. The Confidentiality Agreement contains a non-solicitation provision prohibiting Transom, for a period of 18 months from the date of the Confidentiality Agreement, from, directly or indirectly, soliciting the employment of any executive officer or management-level employee of SigmaTron with whom Transom has direct contact or who becomes known to Transom in connection with the Transactions.
The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Exclusivity Agreement
Prior to signing the Merger Agreement, SigmaTron and Transom entered into an exclusivity agreement, effective as of April 1, 2025, and extended on each of April 29, 2025, May 8, 2025, May 13, 2025 and May 18, 2025 (as extended, the “Exclusivity Agreement”), which provided for exclusive negotiations between SigmaTron and Transom until 11:59 p.m., Eastern Time, on May 21, 2025.
The foregoing summary and description of the Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Exclusivity Agreement and its extensions, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
Tender and Support Agreements
In connection with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements (as they may be amended from time to time, the “Support Agreements”), dated as of May 20, 2025, with each of Gary R. Fairhead, John P. Sheehan, and Frank Cesario (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), who collectively owned approximately 2.29% of the outstanding Shares as of May 19, 2025. Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Support Agreements.
Pursuant to and subject to the terms and conditions of the Support Agreements, each Supporting Stockholder has agreed to tender in the Offer all Shares held by such Supporting Stockholder (including Shares subsequently acquired by such Supporting Stockholder). In addition, each Supporting Stockholder has agreed that, during the time the Support Agreements are in effect, at any meeting of Company stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:
•
against any Alternative Proposal (as defined in the Merger Agreement) or any other action, agreement or transaction involving SigmaTron that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone or prevent the consummation of the Offer or the Merger, including (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving SigmaTron (other than the Merger), (ii) any sale, exclusive license or transfer of a material amount of assets or any reorganization, recapitalization or liquidation or (iii) any change in the capitalization of SigmaTron or amendment to SigmaTron’s governing documents;

•	against any change in membership of the Board that is not recommended or approved by the Board;
•
against any other proposed action, agreement or transaction involving SigmaTron that would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or any other transaction document; and

•
against any other proposed action that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of SigmaTron contained in the Merger Agreement, or of the Supporting Stockholder contained in the applicable Support Agreement.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed to comply with specified non-solicitation provisions with respect to Section 6.4 of the Merger Agreement.

The Support Agreements will each terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the termination of the Support Agreement by written notice from Parent to the Supporting Stockholder; (d) the termination or expiration of the Offer, without any shares being accepted for payment thereunder; and (e) any amendment to the Merger Agreement or the Offer that is effected without such Supporting Stockholder’s written consent that decreases the amount, or changes the form, of consideration in an adverse manner to the Supporting Stockholder, individually, or all stockholders of SigmaTron, generally, pursuant to the terms of the Merger Agreement.
The foregoing summary and description and the summary and description of the Support Agreements contained in Section 11 of the Offer to Purchase titled “The Merger Agreement; Other Agreements” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the form of Support Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.
Arrangements Between SigmaTron and its Executive Officers, Directors and Affiliates
Certain of SigmaTron’s executive officers have financial interests in the Transactions that are different from, or in addition to, the interests of holders of Shares generally. These interests may create potential conflicts of interest. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.” As described in more detail below, these interests include: (i) the accelerated vesting and payment in respect of outstanding SigmaTron equity awards pursuant to the Merger Agreement, (ii) the potential receipt of certain payments and benefits under the CIC Plan (as defined below) upon certain types of terminations of employment following the consummation of the Transactions, and (iii) the entitlement to indemnification benefits in favor of directors and executive officers of SigmaTron.
SigmaTron’s current executive officers are as follows:

Name	Position
Gary R. Fairhead	Chief Executive Officer
John P. Sheehan	President
Frank Cesario	Chief Financial Officer, Vice President of Finance, Treasurer and Secretary
Hom-Ming Chang	Vice President, China Operations

For further information with respect to the arrangements between the Company and certain executive officers, directors and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors and affiliates, please see the information under the heading “Compensation of Directors”, “Director Compensation Table”, “Summary Compensation Table” and “Executive Compensation” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on September 20, 2024, which is incorporated herein by reference as Exhibit (e)(13).
Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger
If SigmaTron’s executive officers and directors who own Shares tender Shares for purchase pursuant to the Offer, they will receive the same consideration with respect to their Shares on the same terms and conditions as the other stockholders of SigmaTron. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration with respect to their Shares on the same terms and conditions as the other stockholders of SigmaTron.

The following table sets forth, for each of SigmaTron’s executive officers and directors, (i) the number of Shares held by such individual as of June 2, 2025 and (ii) the estimated total cash consideration that would be payable (on a pre-tax basis) in respect thereof pursuant to the Offer. As of June 2, 2025, there were 6,119,288 Shares issued and outstanding, not including Shares issuable upon the exercise of certain In-the-Money Options (as defined below) as noted in the footnote below. The following table does not include any currently exercisable Company Options (as defined below) to purchase Shares that are not In-the-Money Options. Pursuant to the Merger Agreement, Company Options that are not In-the-Money Options will be automatically cancelled at the Effective Time with no consideration payable therefor.

Name of Executive Officer or Non-Employee Director	Shares Owned (#)	Total Cash Consideration for Shares ($)
Executive Officers
Gary R. Fairhead	103,303	311,975
John P. Sheehan	36,566	110,429
Frank Cesario	30,000(1)	90,600(1)
Hom-Ming Chang	—	—
Non-Employee Directors
Thomas W. Rieck	42,000	126,840
Bruce J. Mantia	36,500	110,230
Dilip S. Vyas	32,000	96,640
Paul J. Plante	32,000	96,640

(1)
Represents Shares issuable upon the exercise of currently exercisable In-the-Money Options. Total cash consideration for such Shares assumes such In-the-Money Options are exercised prior to the Effective Time.

Treatment of SigmaTron Equity Awards in the Transactions
Options
The Merger Agreement provides that, at the Effective Time, each compensatory option to purchase Shares (each, a “Company Option”) that is outstanding immediately prior to the Effective Time, whether or not vested, will receive the following treatment:
•
each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, with an exercise price per Share that is less than the Offer Consideration (each, an “In-the-Money Option”) will automatically and without any required action on the part of the holder thereof or SigmaTron, be cancelled and converted into the right to receive (without interest and less applicable tax withholdings) an amount in cash equal to the product of (x) the total number of Shares underlying such In-the-Money Option multiplied by (y) the excess of the amount of the Offer Consideration over the applicable exercise price per Share of such In-the-Money Option; and

•
each Company Option other than an In-the-Money Option which is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof or SigmaTron, be cancelled with no consideration payable therefor.

The following table sets forth, for each of SigmaTron’s executive officers and directors, (i) the number of Shares subject to In-the-Money Options held by such individual as of June 2, 2025, (ii) the weighted average exercise price per Share of such Company Options, and (iii) the estimated total cash consideration payable (on a pre-tax basis) in respect thereof. Cash consideration amounts reflected in the table may differ slightly from the gross cash consideration actually received by the applicable executive, due to rounding and the use of a weighted average exercise price per Share for purposes of the valuation reflected in the table.

Name of Executive Officer or Non-Employee Director	Number of Shares Underlying In-the- Money Options (#)	Weighted Average Exercise Price Per Share of In-the- Money Options ($)	Total Cash Consideration for In-the-Money Options ($)
Executive Officers
Gary R. Fairhead	—	—	—
John P. Sheehan	—	—	—
Frank Cesario	30,000	2.93	2,700
Hom-Ming Chang	—	—	—
Directors
Thomas W. Rieck	—	—	—
Bruce J. Mantia	—	—	—
Dilip S. Vyas	—	—	—
Paul J. Plante	—	—	—

Warrants
The Merger Agreement provides that, at the Effective Time, each warrant to purchase Shares (each, a “Company Warrant”) that is outstanding immediately prior to the Effective Time will receive the following treatment:
•
each outstanding Company Warrant with an exercise price that is less than the amount of the Offer Consideration will be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares underlying such Company Warrant multiplied by (y) the excess of the amount of the Offer Consideration over the applicable exercise price per Share of such Company Warrant; and

•
each Company Warrant, in lieu of Shares immediately theretofore purchasable and receivable upon the exercise of such Company Warrant, shall be entitled only to receive such cash amount in respect of such Company Warrant and shall have no other rights pursuant to such holder’s ownership of such Company Warrant; provided, that any such Company Warrant with an exercise price per Share that is equal to or greater than the Offer Consideration shall, automatically and without any required action on the part of the holder thereof or SigmaTron, be cancelled with no consideration payable therefor.

As of June 2, 2025, no shareholders of SigmaTron held outstanding Company Warrants. All outstanding Company Warrants are held by the TCW Lenders (as defined below).
Restricted Stock
As of June 2, 2025, there were no outstanding restricted shares of SigmaTron’s common stock issued under the Director Restricted Stock Plans.
Potential Payments to SigmaTron’s Executive Officers in Connection with a Change in Control Termination
Amended and Restated Change in Control Severance Payment Plan
SigmaTron adopted an Amended and Restated Change in Control Severance Payment Plan in March 2014 (as amended, the “CIC Plan”), which covers certain enumerated officers of SigmaTron (each a “CIC Participant”). Under the terms of the CIC Plan, each CIC Participant is entitled to a severance payment in the event his or her employment is terminated by SigmaTron without Cause (as defined in the CIC Plan) or he or she terminates his or her employment for Good Reason (as defined in the CIC Plan), in each case, during the period beginning on the date SigmaTron enters into a definitive transaction agreement the consummation of which would result in a “Change in Control” (as defined in the CIC Plan) and ending on the two-year anniversary of the effective date of the “Change in Control.”
The amount of severance pay to which a CIC Participant may be entitled under the CIC Plan is calculated by taking the CIC Participant’s average W-2 income, excluding taxable earnings attributable to the exercise of stock options, paid by the Company to such CIC Participant for the five calendar years ending immediately prior to the Change in Control, and multiplying by 2.99.
The CIC Plan provides for automatic reduction of the amounts to be paid out under the CIC Plan in the event such amounts would constitute “parachute payments” under Section 280G of the U.S. Internal Revenue Code.
Estimated potential severance payments for SigmaTron’s named executive officers are set forth below in “Item 8. Additional Information — Golden Parachute Compensation.”
The following table sets forth the estimated cash change in control severance benefits payable pursuant to the CIC Plan with respect to the executive officers of the Company other than our named executive officers (who are discussed in “Item 8. Additional Information — Golden Parachute Compensation”), assuming each such executive experiences a qualifying termination of employment immediately following the closing of the Transactions.

Name	Cash Severance ($)
Frank Cesario	—(1)
Hom-Ming Chang	771,164

(1)	Mr. Cesario is not a participant under the CIC Plan.
Employee Arrangements Following the Merger
Pursuant to the Merger Agreement, for a period of one year following the Effective Time, Parent will cause to be provided to each non-union employee of SigmaTron and its subsidiaries who remains employed immediately following the Effective Time (each, a “Continuing Employee”) with (i) a base salary or wage rate that is no less favorable than that provided to such Continuing Employee immediately before the Effective Time and (ii) employee benefits (excluding defined benefit pension, equity or equity-based, nonqualified deferred compensation, change in control, retention, long-term incentive, severance or retiree or post-employment health or welfare benefits) that are substantially comparable in the aggregate to those employee benefits provided to the Continuing Employee immediately before the Effective Time under SigmaTron’s benefit plans.
For purposes of vesting of 401(k) contributions, eligibility to participate and level of paid time off and severance benefits under the employee benefit plans of Parent or its applicable subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee will be credited with his or her years of service before the Effective Time with SigmaTron and its subsidiaries and their respective predecessors to the same extent that such service was recognized before the Effective Time under the corresponding benefit plan of SigmaTron, except that such service will not be recognized to the extent that such recognition would result in any duplication of benefits.
In addition, Parent or its applicable subsidiary will use commercially reasonable efforts to (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to and replaces a SigmaTron benefit plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) for purposes of each New Plan providing group medical, dental, pharmaceutical or vision benefits to any Continuing Employee, cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plan, and (iii) cause any eligible expenses paid by and credited to such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date of the Effective Time to be taken into account under the corresponding New

Plan providing group health benefits for purposes of satisfying all corresponding deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the plan year that includes the Effective Time as if such amounts had been paid in accordance with such New Plan.
Future Arrangements
Pursuant to the Merger Agreement, the directors of SigmaTron as of immediately prior to the Effective Time are required, by or before the Effective Time, (a) to deliver to SigmaTron conditional resignations to be effective upon the Effective Time and (b) adopt resolutions of the Board filling the resulting vacancies with designees of Parent. At the time of this Schedule 14D-9, it is expected that the services of each of SigmaTron’s current directors will terminate at the Effective Time, and none of SigmaTron’s directors will remain or become a director of SigmaTron, on the one hand, and Transom, Parent or their respective affiliates, on the other hand.
Pursuant to the Merger Agreement, the officers of Purchaser as of immediately prior to the Effective Time will be the initial officers of the Surviving Corporation as of the Effective Time. As of the date of this Schedule 14D-9, none of SigmaTron’s current executive officers have: (1) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Transom, Parent or Purchaser; or (2) entered into any definitive agreements or arrangements regarding employment or other retention with the Surviving Corporation or with Transom, Parent or Purchaser to be effective following the consummation of the Merger.
It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Transom or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Transom or Parent, or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Transom, Parent and/or their respective affiliates have been established. Any such arrangements with SigmaTron’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.
Rule 14d-10(d) Matters
The Merger Agreement provides that prior to the Offer Acceptance Time, the compensation committee of the Board will (a) approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each plan, program, agreement or arrangement between Parent, SigmaTron or their respective affiliates and any of the current or former officers, directors or employees of SigmaTron that is entered into or established on or before the date of the Merger Agreement or is entered into or established after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and (b) take all steps reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act with respect to each such plan, program, agreement or arrangement.
Director Compensation
Pursuant to SigmaTron’s non-employee director compensation program, each non-employee director is entitled to a cash retainer of $5,500 per month. In addition, pursuant to the non-employee director compensation program, the Chairs of the Audit and Compensation Committees are entitled to be paid an additional $450 and $175 per month, respectively, for such services. The Lead Independent Director is also entitled to an additional $180 per month for such services. In accordance with SigmaTron’s policy, directors who are also employees of SigmaTron do not receive the remuneration described in this paragraph. In addition, non-employee directors have historically been awarded restricted stock pursuant to the Director Restricted Stock Plans, which shares vest six months after the date of grant. As of June 2, 2025, there were no outstanding restricted shares of SigmaTron’s common stock issued under the Director Restricted Stock Plans.

Director and Officer Exculpation, Indemnification and Insurance
Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. SigmaTron’s certificate of incorporation, as amended or restated (the “Company Charter”), includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, SigmaTron’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of the director’s duty of loyalty to SigmaTron or its stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.
Pursuant to the terms of the Merger Agreement, SigmaTron’s directors and executive officers will be entitled to certain indemnification, exculpation and advancement of certain expenses and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation.
Parent, the Purchaser and SigmaTron have agreed that all rights to exculpation, indemnification and advancement of expenses in favor of the current or former directors, officers or employees, as the case may be, of SigmaTron or its subsidiaries, as provided in the organizational documents of SigmaTron or its subsidiaries, or in any agreement of SigmaTron and its subsidiaries, as applicable, (i) will survive the Merger and continue at and after the Effective Time in full force and effect and (ii) for a period of no less than six years after the Effective Time, will be maintained in effect by Parent and the Surviving Corporation, and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of SigmaTron or any of its subsidiaries; provided that all rights to indemnification in respect of any action pending or asserted or any claim made within such period will continue until the final disposition of such action or resolution of such claim, even if beyond such six-year period. In addition, the parties agreed that the Surviving Corporation will (and Parent will cause the Surviving Corporation to), to the fullest extent permitted under applicable law, for a period of six years from the Effective Time, indemnify and hold harmless each current and former director, officer or employee of SigmaTron or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of SigmaTron or its subsidiaries (each, an “Indemnified Party”) against any costs or expenses (including reasonable and documented attorneys’ fees and expenses), judgments, fines, losses, claims, damages, obligations, costs, liabilities and amounts paid in settlement in connection with any actual or threatened action, arising out of, relating to or in connection with any act or omission occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions in connection with such persons serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of SigmaTron or its subsidiaries), whether asserted or claimed prior to, at or after the Effective Time, and advance funds to any Indemnified Party in respect of the foregoing costs and expenses, provided that the Indemnified Party to whom expenses are advanced provides a reasonable and customary undertaking (which shall not include posting of any collateral) to repay such advances if it is ultimately determined by a court of competent jurisdiction in a final and non-appealable adjudication that such Indemnified Party is not entitled to indemnification.
The Merger Agreement further provides that, at or prior to the Effective Time, SigmaTron will, at the sole cost and expense of Parent, obtain a directors’ and officers’, employment practices and fiduciary liability “tail” insurance covering the Indemnified Parties with respect to matters arising on or before the Effective Time with an extended reporting period ending on the sixth anniversary of the Effective Time; provided that the “tail” insurance annual premiums may not be in excess of 300% of the last annual premium paid by SigmaTron prior to the date of the Merger Agreement in respect of such coverage.

The rights to advancement, exculpation and indemnification described above (i) will survive the consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each of the Indemnified Parties; and (iii) are in addition to, and not in limitation of, any other rights the Indemnified Parties may have under SigmaTron’s governing documents, the certificate of incorporation or bylaws of the Surviving Corporation or the organizational documents of any subsidiaries of SigmaTron or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise.
Section 16 Matters
Pursuant to the Merger Agreement, SigmaTron will take all steps as reasonably necessary or advisable to cause dispositions of SigmaTron equity securities (including derivative securities) pursuant to the transactions contemplated by the Merger Agreement by each individual who is a director or officer of SigmaTron to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation
Recommendation of the Board
At a meeting of the Board held on May 20, 2025, the Board unanimously (i) determined that it is in the best interests of SigmaTron and its stockholders, and declared it advisable, for SigmaTron to enter into the Merger Agreement, (ii) approved the execution, delivery and performance by SigmaTron of the Merger Agreement and the consummation by SigmaTron of the Transactions, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that SigmaTron’s stockholders tender their Shares to Purchaser pursuant to the Offer.
Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that SigmaTron’s stockholders tender their Shares to Purchaser pursuant to the Offer.
In reaching the conclusions and in making the recommendation described above, the Board considered a number of reasons described below in this Item 4 under “—Background of the Offer and the Merger” and “—Reasons for the Recommendation.”
A press release, dated May 21, 2025, issued by SigmaTron and Transom announcing the Offer, is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.
Background of the Offer and the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the parties, their respective boards of directors, management, advisors and representatives, and other parties.
The Board regularly evaluates the Company’s business, results of operations, financial performance, outlook and growth prospects, ongoing business plans and strategic direction, as well as trends and market developments affecting the electronic manufacturing services (“EMS”) industry and business generally, with a view toward strengthening the Company’s business and enhancing stockholder value. As part of this evaluation, the Board regularly discusses opportunities available to, and challenges facing, the Company, including, among other things, SigmaTron’s ability to maintain adequate liquidity and capital to fund its operating plan and performance.
SigmaTron’s ability to continue as a going concern is dependent on the Company having adequate capital to fund its operating plan and performance. The Company’s main sources of liquidity have traditionally been comprised of cash and cash equivalents as well as availability under its credit agreements. The Company’s primary credit agreements include (i) the Amended and Restated Credit Agreement, dated as of July 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the “JPM Credit Agreement”), by and among the Company and JPMorgan Chase Bank, N.A, as lender (“JPM”), and (ii) the Credit Agreement, dated as of July 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the “Term Loan Agreement” and, together with the JPM Credit Agreement, the “Credit Agreements”), by and among the Company, the financial institutions identified therein (the “TCW Lenders”) and TCW Asset Management Company LLC (“TCW”), as administrative agent for the TCW Lenders.
In early 2023, it became apparent to the Company that working capital requirements related to supply chain issues and financial losses from the Company’s investments in its Wagz subsidiary had negatively impacted the Company’s financial position and caused the Company to become unable to meet certain covenants under the Credit Agreements, including the Fixed Charge Coverage Ratio under the JPM Credit Agreement and the Total Debt to EBITDA Ratio under the Term Loan Agreement. In March 2023, the Company received default notices from each of JPM and TCW due to noncompliance with such financial covenants. Following the Company’s receipt of the default notices, the Company entered into discussions with each of JPM and TCW regarding potential amendments to the Credit Agreements to provide relief to the Company under the financial covenants. In the course of these discussions, the lenders indicated that, as a condition to granting such relief, they would require, among other things, that the Company exit its investment in its Wagz subsidiary as quickly as possible. The Company subsequently completed a sale of a majority interest in the Wagz subsidiary in April 2023. In April 2023, the Company entered into amendments to the Credit Agreements with each of JPM, TCW and the TCW Lenders, which amendments waived the events of default relating to the Company’s noncompliance with the Fixed Charge Coverage Ratio and the Total Debt to EBITDA Ratio and modified the terms of such financial covenants.

In addition, during the fourth quarter of the 2024 fiscal year, SigmaTron implemented a number of measures designed to reduce its debt levels, decrease its overall costs and improve its operating efficiency and financial performance. These measures included, among other things, reducing SigmaTron’s inventory levels, consolidating the Company’s Elgin, Illinois operations into its Elk Grove Village, Illinois headquarters, reducing workforce and lowering the Company’s working capital requirements.
Despite these measures, SigmaTron continued to face operating and financial challenges during the 2024 fiscal year, which again raised concerns regarding the Company’s ability to achieve compliance with the amended financial covenants in the Credit Agreements. As a result, in April 2024, SigmaTron’s management advised the Board that the Company had approached JPM and TCW to discuss the possibility of further amending the financial covenants under their respective Credit Agreements.
Recognizing these challenges, in May 2024, upon the recommendation of the Company’s management, the Board determined to engage a financial advisor to assist the Company in evaluating various financing and strategic options that might be available to the Company to improve its financial position and reduce its existing debt levels, including (i) negotiating relief under the financial covenants in the Credit Agreements, (ii) exploring the possibility of refinancing the Company’s existing debt and (iii) restructuring the Company’s organization, including through potential sales of certain facilitates or operations, and using the proceeds to pay down the outstanding secured debt.
In May 2024, the Company interviewed two national investment banking firms for a potential engagement as financial advisor to the Company to assist the Company in evaluating various financing and strategic options. At the conclusion of that process, the Board decided to engage Lincoln Partners Advisors LLC (“Lincoln”) as the Company’s financial advisor in connection with its review and evaluation of financing and strategic alternatives. The Board selected Lincoln based on its experience and reputation as a leading independent financial advisory firm regularly engaged to provide services to public companies in connection with their review of strategic alternatives, as well as its significant experience as financial advisor to companies in the EMS sector. The Board also considered the fact that Lincoln had no actual or potential conflicts of interest with respect to its engagement by the Company. Following the Board’s decision to engage Lincoln, the Company and Lincoln entered into an engagement letter, dated May 30, 2024 (as amended, the “Lincoln Engagement Letter”), with respect to Lincoln’s engagement as financial advisor to the Company.
In addition, also in May 2024, the Company discussed with representatives of Silvermark Partners LLC (“Silvermark”) the possibility of engaging Silvermark as financial advisor to the Company. Silvermark had been previously engaged by the Company to provide certain financial advisory and investment banking services in connection with a proposed issuance by the Company of certain mezzanine debt to a third party in 2020. In light of Silvermark’s long-term business relationship with the Company and its general knowledge of the EMS industry, the Board asked Silvermark if it would like to be considered for this assignment. However, Silvermark declined, citing lack of resources for serving as a lead financial advisor in connection with a comprehensive strategic alternatives process. Nonetheless, the Board determined to engage Silvermark in a purely advisory role to assist the Board in evaluating any specific transactions that may be presented to the Company in connection with its review of its financing and strategic options, including any financial analyses to be provided by Lincoln in connection with such transactions. Silvermark did not present, and the Board did not rely on, any financial analyses from Silvermark as a result of the Company’s engagement of Silvermark.
During the period from May 2024 through August 2024, the Company, with the assistance of Lincoln, engaged in negotiations with each of JPM and TCW regarding potential amendments to their respective Credit Agreements. In the course of these negotiations, JPM and TCW indicated that, as a condition to entering into any such amendments, the lenders would require the Company to pursue a sale, refinancing or other strategic and/or financing transaction that would generate sufficient proceeds to repay in full all outstanding obligations under the Credit Agreements, and that they expected that such a transaction would be completed by the Company as soon as possible.
On August 19, 2024, the Company and each of JPM, TCW and the TCW Lenders entered into amendments to their respective Credit Agreements. Among other things, these amendments provided for a waiver of the Company’s noncompliance with the Fixed Charge Coverage Ratio and the Total Debt to EBITDA Ratio covenants and further modified the terms of such financial covenants. The amendments also required the Company to pursue and complete a sale or refinancing transaction (a “Replacement Transaction”) with proceeds sufficient to repay in full all outstanding obligations under the Credit Agreements by September 30, 2025, unless the Company was able to meet certain debt ratios for the twelve-month period ending on August 31, 2025. In addition, the amendment to the Term Loan Agreement provided that, if the Company did not meet certain financial metrics during the period from December 2024 to September 2025, the interest rates under the Credit Agreements would significantly increase. In addition, the Company would be required to issue to TCW warrants to purchase shares of Common Stock in an aggregate amount equal to a percentage of the Company’s outstanding Common Stock (on a fully diluted basis) ranging from 1.25% as of December 1, 2024 to 17.5% as of July 1, 2025 (the “TCW Warrants”). The TCW Warrants would have an exercise price of $0.01 per share and would be exercisable immediately upon issuance.
During the same period, the Board, with the assistance of Lincoln, continued to review financing and strategic alternatives available to the Company in order to reduce its current debt levels, including the possibility of refinancing the Company’s secured debt, effecting a balance sheet recapitalization and/or selling certain of the Company’s operations. The Board also considered the possibility of pursuing a sale of the entire Company. The Company also continued to implement initiatives to reduce the Company’s debt levels, decrease its general and administrative costs and improve its financial position. In particular, in July 2024, at the direction of the Board, the Company launched a process to solicit bids for a sale and leaseback transaction involving its Elk Grove Village, Illinois headquarters, the net proceeds of which would be used to pay down the Company’s secured debt. In addition, in August 2024, the Company implemented work force reductions previously authorized by the Board at its Union City and Elk Grove Village facilities.
In October 2024, in connection with the Company’s efforts to sell certain of its facilities, representatives of a private equity fund with portfolio investments in EMS companies (“Party A”) approached Gary R. Fairhead, Chairman of the Board and Chief Executive Officer of the Company, to verbally express interest in a potential acquisition of the Company or some of its operations. The Company and Party A had previously engaged in preliminary discussions regarding a potential business combination and entered into a non-disclosure agreement, dated October 1, 2020, which did not contain any standstill or similar provisions. At that time, Party A conducted a limited due diligence review of the Company’s operations, but ultimately did not make an acquisition proposal and the parties did not agree to pursue a business combination. Subsequently, in March 2023, Party A again approached the Company regarding a potential acquisition of the Company’s Elk Grove Village, Illinois facility by Party A or one of its portfolio companies. The Company and Party A entered into a new non-disclosure agreement, dated March 12, 2023, which did not contain any standstill or similar provisions. However, these discussions were preliminary in nature, Party A did not make any specific proposal and ultimately determined that the target facility would not be a good fit for Party A and its portfolio companies. Following the verbal expression of interest, and at the direction of the Board, during October 2024, Mr. Fairhead and other members of the Company’s senior management had multiple conversations with representatives of Party A regarding its interest in a potential acquisition of the Company. A representative of Party A also visited the Company’s Union City and Tijuana facilities. In the course of these discussions, Party A verbally indicated that it was considering making a proposal to acquire the Company for a purchase price of $7.00 per share of the Company’s Common Stock in cash plus the assumption of the Company’s existing debt, which represented an enterprise value of approximately $115.0 million, subject to due diligence. Party A further indicated that it intended to proceed to secure equity and debt financing for the proposed transaction, which Party A believed it could arrange, and that it expected to submit a written acquisition proposal to the Board soon.
On October 30, 2024, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, and representatives of Howard & Howard Attorneys PLLC (“H&H”), corporate counsel to the Company. The Board discussed the various financing and strategic options that could be pursued by the Company to improve its financial position and reduce its current debt levels, including the Company’s efforts to sell its Union City or Tijuana operations. Management reported that four parties that previously expressed interest in acquiring the Company’s Union City or Tijuana operations had indicated that they were no longer interested in pursuing such a transaction, and that no other potential buyers for these facilities had emerged. The Board also discussed Party A’s verbal indication of interest in a potential acquisition of the entire Company, including the proposed purchase price and Party A’s financing plans. The Board determined that the Company should continue discussions with Party A regarding a potential transaction and directed management and Lincoln to request that Party A submit a written indication of interest confirming the proposed purchase price as well as satisfactory evidence of its ability to secure financing for the proposed transaction. The Board also directed the Company’s legal counsel to prepare an updated non-disclosure agreement with Party A to replace the 2023 non-disclosure agreement between the Company and Party A. The Company and Party A subsequently commenced negotiations relating to the proposed updated non-disclosure agreement, but discussions between the Company and Party A regarding a potential transaction terminated in March 2025 before such non-disclosure agreement was executed by the parties.
On November 11, 2024, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark and representatives of H&H. The Board discussed the Company’s preliminary discussions with Party A regarding its interest in a potential acquisition of the Company, including the status of Party A’s due diligence and continuing efforts to arrange financing for a potential transaction.
On November 12, 2024, members of the Company’s senior management held a telephonic meeting with representatives of Party A to review the Company’s business, including operations, facilities and customers. Party A was also provided with the Company’s financial projections for the fiscal years ending April 30, 2025 and April 30, 2026, respectively, prepared by the Company’s management in early November 2024 (the “November 2024 Projections”). The November 2024 Projections were prepared by management in the ordinary course of business, including to be provided to the Company’s lenders as required under the Credit Agreements, and were reviewed by the Board.
On November 18, 2024, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark and representatives of H&H. The Board discussed the Company’s ongoing discussions with Party A regarding a potential acquisition of the Company, including Party A’s continuing due diligence and efforts to arrange financing for the proposed acquisition. The Board also discussed the status of the proposed sale and leaseback transaction with respect to the Company’s Elk Grove Village, Illinois headquarters. The Board reiterated its support for continuing discussions with Party A, noting that evidence of Party A’s financial wherewithal to finance the proposed acquisition would be critical to the Board’s deliberations. The Board also discussed the need to conduct an appropriate market check prior to engaging in any strategic transaction, including a potential transaction with Party A.
On November 25, 2024, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig, LLP (“Greenberg Traurig”), M&A and securities counsel to the Company. The Board discussed Party A’s verbal indication of interest in a potential acquisition of the Company. Representatives of Greenberg Traurig discussed the fiduciary duties of the Company’s directors in connection with a potential change of control transaction involving the Company, including a potential acquisition of the Company by Party A. The Board reiterated its view that an appropriate market check would need to be conducted prior to engaging in any strategic transaction. The Board also discussed initiating a process to secure a refinancing of the Company’s existing secured debt with a new asset-based lender. The Board determined that such a process should be initiated as soon as possible, while a potential transaction with Party A and other strategic options were being explored. The Board discussed the increasing pressure from the Company’s secured lenders to complete a Replacement Transaction that would provide sufficient proceeds to repay in full the Company’s outstanding obligations under the Credit Agreements no later than by December 31, 2024, noting that such pressure had intensified following the release of an updated appraisal of the Company’s assets by an independent valuation firm in November 2024, which significantly reduced the Company’s borrowing availability. The Board also discussed the status of the proposed sale and leaseback transaction with respect to the Company’s Elk Grove Village, Illinois headquarters.
On December 2, 2024, Party A submitted to the Company a preliminary, non-binding proposal for a potential acquisition of the Company. Party A’s proposal indicated a preliminary acquisition enterprise valuation of approximately $75 million to $85 million, subject to due diligence (the “Initial Party A Proposal”). Party A clarified that the significant reduction in the proposed valuation, as compared to Party A’s initial indication of interest from October 2024, reflected the substantial decline in the Company’s financial performance that began in February 2024 and was continuing, and that was reflected in the November 2024 Projections provided to Party A. The Initial Party A Proposal stated that any implied purchase price per share would reflect the expected fully diluted shares outstanding as well as any debt and debt-like items assumed at the time of the transaction. The Initial Party A Proposal further stated that Party A intended to fund the transaction with a combination of equity from Party A and committed debt financing. The Initial Party A Proposal indicated that Party A had had conversations with a number of potential financing sources and believed that suitable debt financing would be available. The proposal also indicated that Party A believed that it would be beneficial for it to speak with TCW regarding providing debt financing for the transaction and requested the Company’s assistance in facilitating that conversation. Following discussion, the Board authorized management and Lincoln to facilitate a direct conversation between Party A and TCW regarding the possibility of TCW providing debt financing for a potential acquisition of the Company by Party A.
On December 4, 2024, representatives of Party A and Lincoln attended a conference call with representatives of TCW to explore whether TCW would be interested in providing debt financing for a potential acquisition of the Company by Party A, including to refinance the Company’s existing secured debt. Representatives of TCW indicated that it was unlikely that TCW would be able to extend a new loan to the Company to refinance its existing secured debt. In addition, representatives of Lincoln had a telephone conversation with Party A’s financial advisor to seek additional information regarding the Initial Party A Proposal, including additional detail on the basis for Party A’s proposed valuation of the Company as well as its financing arrangements.
Later in the day on December 4, 2024, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. The Board discussed the Initial Party A Proposal and directed Lincoln to request additional information from Party A, including additional detail on the basis for its proposed valuation and financing arrangements. The Board also discussed the strategic review process, including the Company’s continuing efforts to seek a new lender to refinance the existing JPM and TCW debt. The Board determined that the Company should continue to pursue all available strategic alternatives, including ongoing efforts to seek a new lender to refinance the secured debt as well as continuing discussions with Party A regarding a potential acquisition of the Company, while continuing to prepare for a broad-based market check process.
In December 2024, as part of the market check authorized by the Board, Lincoln contacted approximately 60 different parties (including Transom) regarding their potential interest in acquiring the Company. Of these parties, 33 parties (including Transom) entered into non-disclosure agreements with the Company. These parties received a confidential executive summary of the Company’s business and a bid process letter instructing them to submit written preliminary indications of interest by January 15, 2025 (which date was later extended until January 17, 2025). The executive summary provided to potential bidders (including Transom and Party A) contained the Company’s financial information, including the Company’s financial projections for the fiscal years ending April 30, 2025 and April 30, 2026, respectively, which were updated by the Company’s management in December 2024 (the “December 2024 Projections”). In May 2025, the December 2024 Projections were updated by the Company’s management at Lincoln’s request to include detailed working capital balances and capital expenditure information which Lincoln required as part of its fairness analysis in connection with the issuance of Lincoln’s financial opinion, if requested by the Company, in connection with the Proposed Transaction (the “Updated Projections”). The Updated Projections also reflected the results of the Company’s actual performance during the period from December 2024 through March 2025 as well as the Company’s management’s updated views of certain customer activities. The updated financial and other supporting information for the Updated Projections had already been made available to Transom as part of its due diligence investigation (as well as other bidders through the VDR prior to their access being terminated in connection with the Exclusivity Agreement (as defined below)). The Updated Projections were not provided to Transom because the Company did not believe that the Updated Projections were materially different from the December 2024 Projections. In addition, the Updated Projections have not been made available to Party A or Party B. The December 2024 Projections and the Updated Projections are summarized in the section of this Schedule 14D-9 titled “Unaudited Forecasted Financial Information” beginning on page 37.
On December 13, 2024, the Company completed a sale and leaseback transaction with respect to its Elk Grove Village, Illinois headquarters, the net proceeds of which were ultimately used by the Company to reduce its debt position.
On December 18, 2024, Party A submitted to the Company an updated non-binding proposal for a potential acquisition of the Company for a purchase price of $3.00 per share in cash, subject to due diligence (the “Updated Party A Proposal”). The Updated Party A Proposal indicated that it assumed that the Company would maintain normal levels of working capital and continue to achieve its monthly forecasts and that the Company’s transaction expenses would not exceed $5.0 million. The proposal reiterated that Party A believed that it would be able to secure consents from the Company’s existing lenders to keep their existing debt in place following the acquisition, that any acquisition financing would be fully committed at the time of signing, and that the proposed transaction would not be subject to any additional financing contingency. The Updated Party A Proposal requested a 45-day exclusivity period for Party A to finalize its due diligence, obtain the necessary financing consents and commitments and negotiate definitive documentation.
On December 23, 2024, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. The Board discussed the status of the sale process conducted by the Company, including the number of prospective bidders contacted to date and the number of parties that had entered into non-disclosure agreements with the Company. The Board also discussed the Updated Party A Proposal, including the proposed purchase price, underlying valuation assumptions and proposed financing arrangements. Lincoln also reported on the status of the Company’s continuing efforts to refinance the existing debt. The Board determined that while the Company should continue discussions with Party A regarding its acquisition proposal, the Company should not grant exclusivity to Party A at that time, due to the lack of specific information about Party A’s financing sources, the uncertainty relating to its ability to secure the consents of the Company’s existing lenders to keep their existing debt in place, and the Board’s strong belief that a broad-based market check should be conducted to ensure that any transaction would obtain the best price reasonably available for the Company’s stockholders.
Between January 15-17, 2025, six parties submitted written or verbal preliminary indications of interest relating to a potential acquisition transaction involving the Company. Four of these parties (including Transom and Party A) were financial bidders that expressed interest in acquiring the entire Company. The other two parties were strategic bidders that were interested in acquiring only the Company’s Union City and Tijuana operations.
On January 22, 2025, the Board held a meeting that was attended by all of the Company’s directors (other than Mr. Vyas), members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. The Board discussed the strategic alternatives process, including (i) the Company’s discussions with its existing secured lenders, JPM and TCW, regarding potential modifications of the financial covenants under the Credit Agreements, (ii) the Company’s continuing efforts to refinance the existing debt and (iii) the status of the sale process conducted by the Company. Lincoln discussed the refinancing process pursued by the Company and summarized the terms of the initial indications of interest received by the Company to date, including additional details on the prospective lenders, their anticipated commitments, advance rates and borrowing bases. Lincoln then discussed the sale process and reviewed the preliminary indications of interest received by the Company, provided additional details on the bidders, and summarized the key terms of their proposals, including the proposed valuation, financing structure, due diligence requirements and anticipated timeline for completing the transaction, and noting that two of the bidders did not submit proposals to acquire the entire Company. The Board discussed the potential benefits and drawbacks of these bids, including the potential impact of a sale of two of the Company’s operations on the remaining company. Lincoln representatives also reported that although Party A indicated that it remained interested in acquiring the Company, it had not secured debt financing for the proposed acquisition. The Board determined that the Company should continue to pursue both the refinancing and sale options on parallel tracks and directed management to schedule management presentations for prospective lenders and acquirors.
On January 27, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Silvermark and representatives of H&H. Management reported that management presentations had been scheduled for each of the prospective lenders that expressed interest in refinancing the Company’s existing debt and the bidders that expressed interest in acquiring the entire Company.
On February 1, 2025, the Company made available to bidders a virtual data room containing due diligence materials. In February 2025, the Company held management presentations for Transom and two other financial bidders who had submitted preliminary indications of interest relating to a potential acquisition of the Company. We refer to these other financial bidders as Party B and Party C. During this period, Transom and Party B conducted due diligence on the Company, while Party C formally withdrew from the process, citing its belief that the Company’s financial forecast reflected in the December 2024 Projections was too optimistic and unrealistic.

During the same period, the Company continued to have discussions with Party A, which verbally indicated that it remained interested in a potential transaction and would not require extensive due diligence, given its knowledge of the EMS industry. Party A also advised the Company that it had secured equity financing commitments for the potential transaction, but that it had not been able to secure the necessary debt financing.
In February-March 2025, the Company and Lincoln engaged in negotiations with JPM and TCW regarding potential amendments to the Credit Agreement that would, among other things, modify or suspend certain financial covenants to provide relief to the Company. The proposed amendments would also establish deadlines with respect to a Replacement Transaction, including: (i) receipt of at least one satisfactory letter of intent from a potential counterparty to pay in full all of the Company’s obligations under the Credit Agreements by March 19, 2025: (ii) signing an exclusivity agreement with a potential counterparty by April 3, 2025; (iii) launching a tender offer by May 15, 2025 (which date was later extended to June 15, 2025); and (iv) consummating the tender offer within 45 days after launch (with a potential 30-day extension if certain conditions were met).
During the same period, the Company and Lincoln continued discussions with prospective lenders regarding a potential refinancing of the Company’s secured debt. The Company held management presentations for six prospective lenders who had submitted preliminary indications of interest for a potential refinancing transaction and continued to conduct due diligence on the Company. While five of these prospective lenders provided indicative term sheets for such a transaction, none of them proposed to fund an amount that would be sufficient to repay in full the obligations under the Credit Agreements.
On February 19, 2025, Lincoln, on behalf of the Company, provided to each of Transom, Party A and Party B a bid process letter instructing them to submit updated proposals by March 14, 2025. On March 2, 2025, Lincoln provided to each of Transom, Party A and Party B an auction draft of the Merger Agreement prepared by Greenberg Traurig. Among other provisions, the draft Merger Agreement contemplated a two-step transaction structure, with a first-step tender offer followed by a back-end merger at the same price per share. All bidders were requested to provide their comments to the proposed Merger Agreement as part of their bid submissions.
During the period from February 19, 2025 to March 14, 2025, Transom and Party B continued to conduct their respective due diligence review of the Company. Party A did not conduct additional due diligence during this period. On March 6, 2025, Party A informed Lincoln that it did not expect to submit an updated proposal by the March 14, 2025 bid submission deadline, citing its inability to secure the requisite debt financing for a potential transaction.
On February 24, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. Lincoln provided an update on (i) the Company’s discussions with JPM and TCW regarding potential amendments to the Credit Agreements, (ii) the Company’s continuing efforts to refinance the existing debt and (iii) the status of the sale process conducted by the Company. The Board discussed the process and timeline for the Company to continue to pursue all of these strategic alternatives on parallel tracks.
On March 10, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management and representatives of H&H. The Board discussed (i) the ongoing negotiations with JPM and TCW regarding potential amendments to the Credit Agreements, (ii) the continuing discussions with potential lenders to refinance the Company’s existing debt and (iii) the sale process conducted by the Company.
On March 14, 2025, Transom delivered to Lincoln a letter of intent with respect to a potential acquisition of the Company for a cash purchase price of $1.80 per share, subject to due diligence (the “Transom March 14 Proposal”). The Transom March 14 Proposal represented approximately $11.0 million of proceeds that would be payable to the Company’s stockholders, based on 6,119,288 shares of the Company’s Common Stock outstanding as of December 17, 2024, on a fully diluted basis, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on December 20, 2024 (which amount did not include the shares of Common Stock for which the then outstanding TCW Warrants were exercisable) (the “Fully Diluted Shares”). The Transom March 14 Proposal assumed, among other things, an adjusted EBITDA of $12.4 million for the 2025 fiscal year and an enterprise value of the Company of approximately $74.5 million. The Transom March 14 Proposal indicated that while Transom expected to finance the transaction with a combination of equity and debt, it was prepared to provide a full equity back-stop of the entire purchase price and other amounts required to be paid at closing of the transaction pursuant to a customary equity commitment letter, such that a receipt of the debt financing would not be required to close. Transom’s submission also included a memorandum prepared by Kirkland & Ellis LLP (“K&E”), counsel to Transom, which contained Transom’s initial comments on the auction draft of the Merger Agreement provided by the Company. Among other things, these comments indicated that while Transom’s initial preference was to structure the transaction as a one-step merger, it was open to discussing the two-step tender offer/back-end merger structure. Transom’s comments on the draft Merger Agreement also contemplated that the Company would pay Transom a termination fee equal to 3.9% of the Company’s equity value at the time of signing if the Merger Agreement was terminated in certain circumstances. The Transom March 14 Proposal requested an exclusivity period of five weeks to complete due diligence and negotiate a definitive Merger Agreement.
On March 17, 2025, Party B delivered a letter of intent with respect to a potential acquisition of the Company for an aggregate cash purchase price $9.0 million, subject to due diligence (the “Party B March 17 Proposal”). The Party B March 17 Proposal represented an implied purchase price of $1.31 per share (as calculated by the Company based on the Fully Diluted Shares). The Party B March 17 Proposal assumed, among other things, (i) $53.9 million to pay off all of the Company’s existing secured debt held by JPM and TCW and (ii) $5.0 million of seller transaction fees and expenses. The Party B March 17 Proposal indicated that while Party B expected to finance the transaction with a combination of equity and debt, Party B was prepared to provide a full equity back-stop of the entire purchase price and other amounts required to be paid at closing of the transaction pursuant to a customary equity commitment letter, such that a receipt of the debt financing would not be required to close. Party B’s submission also included a memorandum prepared by Party B’s legal counsel, which contained Party B’s initial comments on the auction draft of the Merger Agreement, which indicated that Party B was prepared to accept the two-step tender offer/back-end merger structure proposed by the Company. Party B’s comments on the draft Merger Agreement also contemplated that the Company would pay Party B a termination fee (in an amount to be agreed upon) in the event the Merger Agreement was terminated in certain circumstances. The Party B March 17 Proposal requested an exclusivity period of 30 days to complete due diligence and negotiate a definitive Merger Agreement. The Party B March 17 Proposal indicated that, as part of the proposed transaction, Party B anticipated instituting a long-term equity incentive plan (“LTIP”), which would provide the management team an opportunity to earn compensation directly attributable to the value created in the Company post-transaction. The Party B March 17 Proposal further indicated that, for similar transactions, Party B typically provides an LTIP, subject to certain time- and performance-based vesting conditions, which provides its management teams with up to 17.5% of qualified distributions (as defined in the plan documents, generally the cash profit Party B receives after they generate an 8% return on invested capital) upon a qualified sale of the applicable company.
On March 18, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. Lincoln representatives summarized the key terms of the Transom March 14 Proposal and the Party B March 17 Proposal, including the proposed valuation, financing arrangements, transaction structure, deal protection provisions, due diligence requirements and timeline to closing. Lincoln representatives expressed the view that while each proposal represented a substantial premium to the Company’s current trading price, the Transom March 14 Proposal was superior to the Party B March 17 Proposal from a financial point of view, in terms of both the proposed enterprise value and implied purchase price per share. Lincoln also reported that Party A declined to submit an indication of interest at that time, citing its inability to secure debt financing for a potential transaction. After discussion, the Board concluded that neither bidder had submitted a compelling proposal based on which the Company would be prepared to grant exclusivity. Accordingly, the Board instructed Lincoln to encourage each of Transom and Party B to improve their respective offers and direct them to submit revised proposals, provide further insight on any remaining due diligence items that could lead to material valuation adjustments, and address certain other business and legal points that the Company and its advisors would identify. The Board also directed Lincoln to provide copies of the Transom March 14 Proposal and the Party B March 17 Proposal to JPM and TCW, as contemplated by the proposed amendments to the Credit Agreements. The Board also discussed the ongoing negotiations with JPM and TCW regarding potential amendments to the Credit Agreements. Lincoln representatives reported that the Credit Agreement amendments were substantially final and reviewed the key terms of the proposed amendments, including the proposed modifications of certain financial covenants and the proposed deadlines with respect to a Replacement Transaction, which included launching a tender offer by May 15, 2025 (which date was later extended to June 15, 2025) and consummating the tender offer within 45 days after launch (with a potential 30-day extension if certain conditions were met). Following discussion, the Board determined to approve the proposed amendments to the Credit Agreements. The Board also discussed the status of the Company’s continuing discussions with potential lenders to refinance the Company’s existing debt. Lincoln representatives reported that such discussions were currently on hold pending completion of an inventory appraisal by a valuation firm engaged by the Company, the results of which would help determine the Company’s borrowing capacity.
Over the next several days, Lincoln communicated to each of Transom and Party B the feedback provided by the Board on their respective proposals. As directed by the Board, Lincoln encouraged both bidders to improve their respective offers and directed them to submit revised proposals, provide further insight on any remaining due diligence items that could lead to material valuation adjustments, and address certain other business and legal points identified by the Company’s management and legal counsel.
On March 24, 2025, each of Transom and Party B submitted an updated proposal for a potential acquisition of the Company, as follows:
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Transom’s updated proposal was based on an enterprise value of the Company of approximately $91.0 million (the “Updated Transom Proposal”). The Updated Transom Proposal represented an equity value of approximately $19.7 million and an implied purchase price of $3.22 per share (calculated based on the Fully Diluted Shares). The Updated Transom Proposal stated that it remained subject to completion of due diligence, including a quality of earnings analysis. The Updated Transom Proposal contained an updated memorandum prepared by K&E, which contained Transom’s revised comments on the auction draft of the Merger Agreement. Among other things, Transom’s comments contemplated that the Company would pay Transom a termination fee equal to 3.3% of the Company’s equity value at the time of signing in the event the Merger Agreement was terminated in certain circumstances. The comments also indicated that Transom was prepared to accept the two-step tender offer/back-end merger structure proposed by the Company. The Updated Transom Proposal requested an exclusivity period of 30 days to complete due diligence and negotiate a definitive Merger Agreement and included a draft exclusivity agreement.

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Party B’s updated proposal was based on an equity value of approximately $12.0 million, subject to completion of due diligence (the “Updated Party B Proposal”). The Updated Party B Proposal represented an implied purchase price of $1.96 per share (as calculated by the Company based on the Fully Diluted Shares). The Updated Party B Proposal assumed, among other things, (i) $55.5 million to pay off all of the Company’s existing secured debt held by JPM and TCW and (ii) $5.0 million of seller transaction fees and expenses. The Updated Party B Proposal contained an updated memorandum prepared by Party B’s counsel, which contained Party B’s comments on the auction draft of the Merger Agreement. Among other things, Party B’s comments contemplated that the Company would pay Party B (i) a termination fee equal to $300,000 in the event the Merger Agreement was terminated in certain circumstances and (ii) expense reimbursement of up to $3.0 million, if the Company entered into a refinancing transaction with a third party. The Updated Party B Proposal requested an exclusivity period of 30 days to complete due diligence and negotiate a definitive Merger Agreement and included a draft exclusivity agreement.

On March 25, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. Lincoln representatives summarized the key terms of the Updated Transom Proposal and the Updated Party B Proposal, including the proposed valuation, financing arrangements, transaction structure, deal protection provisions, due diligence requirements and timeline to closing. In particular, Lincoln representatives observed that both bidders significantly increased their proposed purchase price, as compared to their initial proposals. Lincoln representatives also noted that the Updated Transom Proposal accepted the two-step tender offer/back-end merger structure proposed by the Company and reduced the proposed termination fee from 3.9% of the Company’s equity value under the Transom March 14 Proposal to 3.3% of the Company’s equity value. Lincoln representatives also stated that, as a condition to its willingness to continue discussions with the Company regarding a potential transaction, each bidder has requested to be granted a 30-day exclusivity period to complete its due diligence and negotiate definitive documentation. In this regard, Lincoln representatives pointed out that the Updated Party B Proposal would preclude the Company from pursuing a potential refinancing of the Company’s existing debt during the exclusivity period and would require the Company to pay, in addition to the proposed $300,000 termination fee, expense reimbursement of up to $3.0 million if the Company entered into a refinancing transaction with a third party. In contrast, the Updated Transom Proposal was silent on the Company’s ability to continue to pursue a refinancing transaction during the exclusivity period or following the execution of a definitive Merger Agreement. The Board also discussed the status of each bidder’s due diligence review, with Lincoln reporting that both bidders had performed a substantial amount of financial, business, legal and other due diligence on the Company. Lincoln representatives pointed out that the Updated Party B Proposal indicated that Party B accepted the results of the Company’s quality of earning analysis, while the Updated Transom Proposal continued to emphasize the need to conduct further quality of earnings diligence, which presented a material risk of a potential purchase price reduction by Transom upon completion of its financial due diligence. Following discussion, the Board concluded that the Updated Transom Proposal continued to provide superior value, as compared to the Updated Party B Proposal. The Board also discussed whether exclusivity should be granted to either bidder at that time. The Board concluded that it was unlikely that either bidder would be willing to continue discussions with the Company unless it was granted exclusivity, and therefore, the Board determined that the Company should grant exclusivity to Transom. The Board also determined that an initial exclusivity period of up to 20 days would be appropriate, with a potential extension if the purchase price and other material terms were confirmed by Transom at the expiration of the initial period.
On March 26, 2025, Lincoln communicated to each of Transom and Party B the Board’s decision to grant exclusivity to Transom. Later that day, Greenberg Traurig sent a revised draft of the proposed exclusivity agreement to K&E.
Later in the day on March 26, 2025, Party B submitted to Lincoln a further updated proposal to acquire the Company, in which it increased the proposed equity value from $12.0 million to $20.0 million (the “Party B March 26 Proposal”). The Party B March 26 Proposal contained an updated memorandum prepared by Party B’s counsel, which contained Party B’s comments on the auction draft of the Merger Agreement. Among other things, Party B’s comments contemplated that (i) the Company would pay Party B a termination fee equal to $750,000 in the event the Merger Agreement was terminated in certain circumstances and (ii) in the event there was a refinancing of the Company’s existing debt within 12 months following the termination of the Merger Agreement, the Company would pay Party B a termination fee of $2.5 million.
Upon receipt of the Party B March 26 Proposal, on March 26, 2025, Lincoln advised Transom that a higher bid had been submitted, and therefore, the Company was no longer able to grant exclusivity to Transom based on its latest proposal. In response, Transom requested an opportunity to submit a further improved proposal. In response to these developments, at the Company’s direction, Lincoln informed each of Transom and Party B that they would be allowed to submit their best and final proposals by the end of business on March 28, 2025 (which date was subsequently extended to March 30, 2025).
On March 27, 2025, Transom submitted a further updated proposal for a potential acquisition of the Company. Transom’s updated proposal was based on an enterprise value of approximately $96.0 million, subject to due diligence (the “Transom March 27 Proposal”). The Transom March 27 Proposal represented an equity value of approximately $24.7 million and an implied purchase price of $4.04 per share (calculated based on the Fully Diluted Shares).
On March 28, 2025, each of Transom and Party B submitted a further updated proposal for a potential acquisition of the Company, as follows:
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Transom’s updated proposal was based on an enterprise value of approximately $97.0 million, subject to due diligence (the “Transom March 28 Proposal”). The Transom March 28 Proposal represented an equity value of approximately $25.7 million and implied purchase price of $4.20 per share (calculated based on the Fully Diluted Shares).

•
Party B’s updated proposal was based on an equity value of approximately $25.1 million, subject to due diligence (the “Party B March 28 Proposal”). The Party B March 28 Proposal represented an implied purchase price of $4.27 per share (as calculated by the Company based on the Fully Diluted Shares).

Also on March 28, 2025, the Company entered into amendments to the Credit Agreements with each of JPM and the TCW Lenders (the “2025 Credit Agreement Amendments”). The 2025 Credit Agreement Amendments required the Company, among other things, to deliver to JPM and TCW a signed exclusivity agreement with the winning bidder by April 3, 2025.
On March 30, 2025, Party B sent a letter to the Board indicating that it intended to submit a proposal for a structured financing transaction, as an alternative to acquiring the entire Company, by the end of business on March 31, 2025.
On March 30, 2025, Transom submitted a further updated proposal for a potential acquisition of the Company. Transom’s updated proposal was based on an enterprise value of approximately $99.0 million, subject to due diligence (the “Transom March 30 Proposal”). The Transom March 30 Proposal represented an equity value of approximately $27.7 million and an implied purchase price of $4.53 per share (calculated based on the Fully Diluted Shares).
On March 31, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. The Board discussed the developments that had occurred since the Board’s previous meeting. Lincoln representatives summarized the key terms of the Transom March 30 Proposal and the Party B March 28 Proposal. Lincoln representatives observed that although each of the updated proposals constituted a significant improvement to the bidders’ previous proposals and represented a premium of approximately 268.2% and 247.2%, respectively, to the closing price of the Company’s common stock on March 28, 2025, the last trading day before submission of the updated proposals, the Transom March 30 Proposal remained materially higher than the Party B March 28 Proposal from a valuation standpoint and would deliver superior value to the Company’s stockholders. Lincoln representatives also pointed out that while the Transom March 30 Proposal remained subject to completion of financial due diligence, it stated that the proposed purchase price was not conditioned on confirmation of the Company’s calculation of adjusted EBITDA for the 2025 fiscal year. Following discussion, the Board concluded that, prior to making a final decision on exclusivity, the Board should review the proposal for a structured financing transaction that Party B intended to submit. The Board also discussed the possibility of not granting exclusivity to either bidder at this time and instead continuing to negotiate with both bidders on parallel tracks. However, the Board concluded that it was unlikely that either bidder would be willing to continue discussions with the Company unless it was granted exclusivity. In addition, the Board also expressed concern that the dual track approach could create a significant risk of not completing any transaction prior to the deadline imposed by JPM and TCW under the 2025 Credit Agreement Amendments, and that failure to meet the deadline imposed by the 2025 Credit Agreement Amendments would present a significant risk of foreclosure. The Board also discussed the status of the Company’s continuing discussions with prospective lenders regarding a potential refinancing of the Company’s secured debt. Lincoln representatives reported that none of the prospective lenders was prepared to fund an amount sufficient to repay in full the secured debt owed to each of JPM and TCW, although one potential lender was still reviewing its options based on the latest inventory appraisal provided by the Company.
On March 31, 2025, Party B delivered to Lincoln a letter indicating that Party B was prepared to increase the equity value from $25.1 million under the Party B March 28 Proposal to $26.1 million. The letter also included a proposed term sheet for a potential transaction pursuant to which Party B would invest $40 million in the Company in the form of participating preferred equity to provide financing to restructure the Company’s existing secured debt, as an alternative to acquiring the entire Company (the “Party B Financing Proposal”). The Party B Proposal indicated that while Party B was still interested in acquiring the entire Company, it was prepared to pursue the proposed refinancing transaction, if such transaction was the Company’s preference.
On April 1, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. Lincoln representatives summarized the key terms of the Party B Financing Proposal. In particular, they noted that the cost of capital under the Party B Financing Proposal would be substantially higher than the Company’s current cost of capital, that the Company would remain a highly leveraged, small public EMS company, with no analyst coverage, and that Party B would be able to acquire control of the Company in certain circumstances, which included, among other things, the Company’s failure to achieve a specified minimum EBITDA or enter into a definitive agreement for a liquidity event by June 1, 2028. After discussion, the Board concluded that the terms of the Party B Financing Proposal were unattractive and determined that it was not in the best interests of the Company and its stockholders to pursue the proposal. The Board then continued to discuss and compare the Transom March 30 Proposal and the Party B March 28 Proposal. Following discussion, the Board concluded that the proposed purchase price proposed under the Transom March 30 Proposal was materially higher than the purchase price proposed under the Party B March 28 Proposal and that the Transom March 30 Proposal would deliver superior value to the Company’s stockholders. The Board also discussed the potential negative impact of the new tariffs recently imposed by the US government on the EMS sector in general and the Company’s operations in particular, noting that some level of disruption was already being experienced by the Company. The directors expressed the view that, in light of the lenders’ pressure to meet the deadlines set forth in the 2025 Credit Agreement Amendments, it was imperative for the Company to move forward with a proposal that, based on the circumstances known to the Board at that time, would provide the best value for the Company’s stockholders. Accordingly, after consideration of the purchase price and other material terms and conditions of the Transom March 30 Proposal and the Party B March 28 Proposal, as well as the risk factors associated with each proposal, it was the unanimous consensus of the Board that the Company should grant exclusivity to Transom and proceed to negotiate a definitive Merger Agreement with Transom on terms and conditions consistent with those set forth in the Transom March 30 Proposal.
On April 1, 2025, Lincoln communicated to each of Transom and Party B the Board’s decision to grant exclusivity to Transom. Later that day, the Company and Transom entered into an exclusivity agreement, dated April 1, 2025 (the “Exclusivity Agreement”). The Exclusivity Agreement provided for an initial exclusivity period expiring on April 21, 2025, with an automatic extension until April 30, 2025 if, prior to such date, Transom delivered to the Company a non-binding confirmation in writing of the purchase price and all other material terms of the proposed transaction, as contemplated by the Transom March 30 Proposal.
On April 2, 2025, Lincoln delivered a copy of the Exclusivity Agreement to each of JPM and TCW to satisfy the deadline set forth in the 2025 Credit Agreement Amendments.
On April 3, 2025, representatives of K&E, Greenberg Traurig and H&H held a telephonic meeting to discuss the process and timeline for Transom and its advisors to complete their due diligence review of the Company and for the parties to negotiate a definitive Merger Agreement and other transaction documents.
On April 4, 2025, Greenberg Traurig sent to K&E a memorandum reflecting the Company’s responses to the initial comments on the auction draft of the Merger Agreement previously provided by Transom as part of its bid submission. Among other comments, the Greenberg Traurig memorandum addressed the proposed treatment of the Company’s outstanding equity awards, certain deal protection provisions proposed to be included in the definitive Merger Agreement, and the proposed provisions pursuant to which the Company would be required to pay a termination fee to Transom in the event the Merger Agreement was terminated in certain circumstances.
On April 5, 2025, K&E sent to Greenberg Traurig a legal due diligence request list. Transom’s confirmatory due diligence review of the Company, including operational, financial, tax, legal, insurance, employee benefits, environmental and IT due diligence, began at that time and continued until the execution of the Merger Agreement on May 20, 2025. During this time, the Company, Transom and their respective representatives had several discussions relating to due diligence matters of the Company.
On April 10, 2025, K&E sent to Greenberg Traurig a revised draft of the Merger Agreement. Among other proposed terms, the draft Merger Agreement (i) reflected the two-step tender offer/back-end merger structure proposed by the Company in the auction draft of the Merger Agreement, (ii) provided that Transom would be required to launch the tender offer within 20 business days following the execution of the Merger Agreement (instead of ten business days, as the Company had proposed in the auction draft), (iii) provided for a termination fee equal to 3.3% of the Company’s equity value (the “Termination Fee”) that would be payable by the Company to Transom if the Merger Agreement was terminated in certain circumstances, including in the event of a material breach by the Company of its no-shop obligations, and (iv) limited Transom’s monetary liability for breaches of the Merger Agreement to an amount equal to 10% of the Company’s equity value.
On April 11, 2025, K&E sent to Greenberg Traurig an initial draft of the Tender and Support Agreement proposed to be entered into by certain of the Company’s executive officers in connection with the Merger Agreement (the “Tender and Support Agreements”).

On April 12, 2025, K&E sent to Greenberg Traurig initial drafts of the Equity Commitment Letter and the Limited Guarantee.
On April 18, 2025, Greenberg Traurig sent to K&E a revised draft of the Merger Agreement. Among other proposed changes, the revised draft (i) indicated that the proposed period of 20 business days following the execution of the Merger Agreement for Transom to launch the tender offer was subject to discussion with JPM and TCW in light of the May 15, 2025 deadlines for launching a tender offer imposed by the 2025 Credit Agreement Amendments, (ii) eliminated the provisions that would allow Transom to terminate the Merger Agreement and collect the Termination Fee in the event of a material breach by the Company of its no-shop covenants, and (iii) provided that upon the payment by the Company of the Termination Fee in the circumstances in which such payment is required under the Merger Agreement, the Company would have no further liability to Transom or any of its related parties under the Merger Agreement. In addition, Greenberg Traurig sent to K&E revised drafts of the Equity Commitment Letter, the Limited Guarantee and the Tender and Support Agreement.
On April 23, 2025, Greenberg Traurig sent to K&E an initial draft of the Company’s disclosure schedules.
On April 24, 2025, K&E sent to Greenberg Traurig a revised draft of the Merger Agreement. Among other proposed terms, the draft Merger Agreement (i) reinserted the provisions that would allow Transom to terminate the Merger Agreement and collect the Termination Fee in the event of a material breach by the Company of its no-shop covenants and (ii) eliminated the provision that upon the payment of the Termination Fee in the circumstances in which such payment is required under the Merger Agreement, the Company would have no further liability to Transom or any of its related parties under the Merger Agreement. In addition, K&E sent to Greenberg Traurig a revised draft of the Tender and Support Agreement.
On April 25, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. The Board discussed the status of the ongoing Merger Agreement negotiations between the Company and Transom and the anticipated timeline for finalizing and entering into definitive transaction documents, launching the tender offer and completing the transaction. Based on that discussion, the Board directed Lincoln to approach each of JPM and TCW to seek an extension of the May 15, 2025 deadline for launching a tender offer under the 2025 Credit Agreement Amendments, in light of Transom’s proposed period of 20 business days after the execution of the Merger Agreement to launch the tender offer. The Board also discussed engaging Lincoln to render a financial opinion to the Board, if requested, with respect to the consideration to be received by the Company’s stockholders in the proposed acquisition by the Company by Transom. The Board reviewed the terms of Lincoln’s proposed engagement letter for the financial opinion assignment and the relationship disclosure memo provided by Lincoln to the Board in connection therewith. Following discussion, the Board concluded that there were no material actual or potential conflicts that would impact Lincoln’s ability to act independently and effectively in relation to a potential transaction with Transom and determined to proceed with engaging Lincoln, subject to negotiating a mutually acceptable engagement letter.
During the period between April 25, 2025 and May 13, 2025, the parties continued to negotiate the remaining open issues in the Merger Agreement and ancillary transaction documents. Greenberg Traurig and K&E exchanged multiple drafts of the Merger Agreement, the Company’s disclosure schedules, the Tender and Support Agreement, the Equity Commitment Letter and the Limited Guarantee. During the same period, Transom and its advisors also continued their due diligence review of the Company.
On April 29, 2025, the Company and Transom entered into an extension of the Exclusivity Agreement, pursuant to which the exclusivity period was extended through May 9, 2025. The Exclusivity Agreement was subsequently further extended on May 8, 2025, May 13, 2025 and May 19, 2025, with the final extension extending the exclusivity period through May 21, 2025.
On April 30, 2025, each of JPM and TCW confirmed their agreement to extend the deadline for launching a tender offer under the 2025 Credit Agreement Amendments to June 15, 2025, as requested by the Company.
On May 6, 2025, the Company and Lincoln International LLC (“Lincoln International”), an affiliate of Lincoln, entered into an engagement letter pursuant to which Lincoln was engaged to render a financial opinion to the Board, if requested, with respect to the consideration to be received by the Company’s stockholders in the proposed acquisition by the Company by Transom. In addition, Lincoln assigned to Lincoln International its rights and obligations under the Lincoln Engagement Letter. Lincoln International is hereinafter referred to as “Lincoln” in this Schedule 14D-9.
On May 7, 2025, members of the Company’s senior management and representatives of Transom held a telephonic meeting, which was also attended by representatives of Lincoln. The parties discussed the remaining open issues in the Merger Agreement as well as certain remaining financial and business due diligence items.
On May 12, 2025, representatives of Lincoln had a telephone conversation with representatives of Transom, during which Transom representatives advised Lincoln representatives that Transom had substantially completed its due diligence, including business and financial diligence (with the exception of a few outstanding confirmatory due diligence items) and expected to deliver to the Company its “best and final” proposal to acquire the Company on March 13, 2025.
On May 13, 2025, Transom delivered to Lincoln its updated, “best and final” proposal to acquire the Company for a purchase price of $3.02 per share, on a fully diluted basis, taking into account the TCW Warrants, which represented approximately 17.5% of the Company’s outstanding shares (the “Final Transom Proposal”). The Final Transom Proposal indicated that while Transom continued to value the Company at the same enterprise value of $83.0 million as the Transom March 30 Proposal, the Final Transom Proposal took into account the fact that the Company’s secured debt had increased since March 30, 2025 (and was expected to continue to increase as the Company’s working capital needs increased over the next several months). In addition, the Final Transom Proposal assumed a reserve of $1.0 million of cash on the balance sheet at closing to mitigate certain unquantified debt-like items identified by Transom in its financial due diligence, in a total amount of approximately $13.7 million. The Final Transom Proposal also took into account an increase in the Company’s estimated transaction expenses from $5.0 million to $5.4 million. As a result, the Final Transom Proposal reflected a reduction in the implied equity value from $27.7 million to $22.9 million, as compared to the Transom March 30 Proposal.
On May 15, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. Representatives of Lincoln described the terms of the Final Transom Proposal, including the factors that resulted in the proposed reduction of the per share purchase price, as compared to the implied purchase price per share under the Transom March 30 Proposal. Following that discussion, the directors expressed the view that, even at the reduced price, the Final Transom Proposal still represented a significant premium over the Company’s current trading price. The Board also compared the Final Transom Proposal to the Party B March 28 Proposal, which represented an implied purchase price of $4.27 per share. In particular, the directors focused on the fact that although the Party B March 28 Proposal was higher than the Final Transom Proposal, Transom had completed its confirmatory due diligence and its proposed purchase price of $3.02 per share reflected all of the financial and other issues identified by Transom in the course of its due diligence, whereas the Party B March 28 Proposal was subject to satisfactory completion of confirmatory due diligence, which could result in a material reduction of Party B’s proposed valuation. The Board also noted that the Final Transom Proposal was presented on a fully diluted basis, whereas the Party B March 28 Proposal did not reflect the dilution resulting from the TCW Warrants, which represented approximately 17.5% of the Company’s outstanding shares. The directors also expressed concerns regarding the certainty and timing of completing a potential transaction with Party B, noting that it appeared unlikely that Party B could complete its due diligence, negotiate and execute a definitive agreement and launch a tender offer by June 15, 2025, as required under the 2025 Credit Agreement Amendments, and that failure to meet the deadline imposed by the 2025 Credit Agreement Amendments would present a significant risk of foreclosure. The Board also discussed the Company’s current financial position and the likelihood that the Company would be unable to meet certain financial covenants in the Credit Agreements for the twelve-month period ending on August 31, 2025. The Board also discussed the status of the Company’s efforts to refinance its existing debt. Management reported that, following the completion of the inventory appraisal by a valuation firm engaged by the Company, the results of which had been delivered to the prospective lenders, discussions with potential lenders failed to result in a commitment letter for an amount that would be sufficient to repay in full the JPM and TCW debt while leaving the Company with sufficient working capital to conduct operations. Therefore, the sale transaction alternative appeared to be superior to the refinancing option on terms currently available to the Company. Based on the foregoing, the directors concluded that the Final Transom Proposal represented the best strategic alternative currently available to the Company. Accordingly, the Board determined that the Company should proceed to conclude the negotiations of the Merger Agreement with Transom as soon as possible.
During the period between May 15, 2025 and May 20, 2025, the parties continued to negotiate the remaining open issues in the Merger Agreement and ancillary transaction documents. The Company also finalized the disclosure schedules. During the same period, Transom and its advisors also completed their review of the remaining due diligence items.
On May 20, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of H&H and representatives of Greenberg Traurig. Management and representatives of Greenberg Traurig and H&H reviewed the latest developments in negotiations and discussions with Transom and its advisors. Representatives of Greenberg Traurig reviewed with the Board its fiduciary duties in the context of the proposed acquisition of the Company by Transom. Representatives of Greenberg Traurig also summarized the key terms of the proposed Merger Agreement and ancillary transaction documents. The Board then discussed the factors more fully described in the section of Schedule 14D-9 titled “Reasons for the Recommendation” beginning on page 33. Representatives of Lincoln then reviewed with the Board its financial analysis of the proposed transaction. Thereafter, at the request of the Board, Lincoln rendered to the Board its opinion as to the fairness, from a financial point of view, to the holders of shares of Common Stock (other than the Excluded Shares) of the Offer Price and the Merger Consideration to be received by such holders in the Transactions, as more fully described in the section of this Schedule 14D-9 titled “Opinion of Lincoln International LLC” beginning on page 40, and the full text of the opinion is attached as Annex A. Following the completion of Lincoln’s financial presentation, the Board unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the Transactions, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company’s stockholders tender their shares pursuant to the Offer.
Following approval of the Merger Agreement by the Board, Greenberg Traurig informed K&E of the results of the Board meeting, and Greenberg Traurig and K&E finalized the Tender and Support Agreements, the Equity Commitment Letter and the Limited Guarantee and coordinated the execution and delivery of the Merger Agreement and ancillary transaction documents.
After the close of trading on Nasdaq on May 20, 2025, the parties executed and delivered the Merger Agreement and ancillary transaction documents.
On the morning of May 21, 2025, the parties issued a joint press release announcing the execution of the Merger Agreement, and the Company filed a Current Report on Form 8-K disclosing the material terms of the Merger Agreement and ancillary transaction documents.
On June 2, 2025, the Company received an unsolicited proposal from Party A to acquire 100% of the Company’s outstanding share capital for a purchase price of $3.63 per share in cash (the “Unsolicited Party A Proposal”). The Unsolicited Party A Proposal stated that Party A intended to finance the proposed transaction with a combination of cash on its balance sheet (inclusive of binding capital commitments) in excess of $30.0 million and fully committed debt financing in excess of $55.0 million. The Unsolicited Party A Proposal further stated that Party A had secured a highly confident letter from a lender to provide debt financing of not less than $55.0 million to refinance the Company’s existing credit facility. The Unsolicited Party A Proposal indicated that Party A had substantially completed its due diligence review of the Company and expected to complete any remaining due diligence within ten days. The Unsolicited Party A Proposal further indicated that Party A was prepared to enter into a merger agreement in the form of the Merger Agreement, with such modifications as might be required to reflect the Unsolicited Party A Proposal and to replace Transom with Party A as a party thereto, and that Party A would be prepared to launch a tender offer within 15 business days after entry into a definitive merger agreement.
On June 3, 2025, Greenberg Traurig communicated to K&E that the Company had several questions relating to the Unsolicited Party A Proposal and requested that Transom agree to a limited waiver of the non-solicitation provisions of the Merger Agreement to allow the Board to clarify the terms of the Unsolicited Party A Proposal to enable the Board to determine whether the Unsolicited Party A Proposal is or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement).
On June 4, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. The Board discussed the Unsolicited Party A Proposal. Lincoln summarized the terms of the Unsolicited Party A Proposal. The Board reviewed the Company’s prior history with Party A, including Party A’s previous proposals for a potential acquisition of the Company or one of its facilities, noting that Party A previously was unable to secure the required debt financing for a potential transaction. The Board noted while the Unsolicited Party A Proposal contemplated a purchase price per share that was materially higher than the purchase price under the Merger Agreement, it was missing certain critical details and assumptions, including a summary of Party A’s sources and uses, information relating to the equity financing commitments refenced in the proposal, the number of shares that Party A assumed in calculating the proposed per share purchase price, and a copy of the highly confident letter relating to the debt financing referenced in the Unsolicited Party A Proposal. Representatives of Greenberg Traurig summarized the Company’s obligations under the Merger Agreement in connection with the Unsolicited Party A Proposal. Representatives of Greenberg Traurig also reported that, at the Company’s request, Greenberg Traurig had communicated to K&E a request for a potential limited waiver by Transom that would permit the Company to request such additional information from Party A without breaching its non-solicitation obligations under the Merger Agreement. After discussion, the Board directed management and Greenberg Traurig to discuss the terms of such limited waiver with Transom and K&E and authorized the execution of the limited waiver by the Company. The Board also discussed the need to inform JPM and TCW of the Company’s receipt of the Unsolicited Party A Proposal and its potential implications for the transaction timeline. Later that day, K&E sent to Greenberg Traurig a draft limited waiver that would permit the Company and its advisors to engage in discussions with Party A solely for the purpose of clarifying the terms of the Unsolicited Party A Proposal to enable the Board to determine whether the Unsolicited Party A Proposal is or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement), including to seek to obtain documents and other materials referenced in the Unsolicited Party A Proposal and supporting Party A’s binding capital commitments referenced in the Unsolicited Party A Proposal.
On June 4, 2025, Transom and the Company executed and delivered the limited waiver.
On June 5, 2025, the Company received a letter from Party A reiterating its continuing interest in acquiring the Company on the terms contained in the Unsolicited Party A Proposal delivered on June 2, 2025, and stating that Party A had increased its proposed allocation for the proposed transaction to a combination of cash on its balance sheet (inclusive of binding capital commitments) in excess of $40.0 million and fully committed debt financing in excess of $55.0 million.
Later on June 5, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. The Board further discussed the Unsolicited Party A Proposal. Greenberg Traurig reported that Transom and the Company had executed the limited waiver previously discussed at the June 4, 2025 meeting of the Board and reviewed the terms of the limited waiver. The Board then directed Lincoln to discuss with Party A’s financial advisor a limited list of specific questions solely for the purpose of clarifying the terms of the Unsolicited Party A Proposal, including to request a copy of the highly confident letter relating to the debt financing referenced in the Unsolicited Party A Proposal.
Between June 7, 2025 and June 9, 2025, as directed by the Board and pursuant to the limited waiver, representatives of Lincoln discussed with Party A’s financial advisor a limited list of questions to clarify the terms of the Unsolicited Party A Proposal, including Party A’s assumptions as to the total number of the Company’s outstanding shares, the proposed sources and uses, the financing arrangements (including debt and equity financing commitments) contemplated by the Unsolicited Party A Proposal, the proposed treatment of the Company’s outstanding debt in connection with the proposed acquisition of the Company by Party A, and whether Party A would be willing to pay the termination fee that would become payable by the Company to Transom pursuant to the Merger Agreement in the event the Merger Agreement was terminated by the Company in order to enter into a definitive merger agreement with Party A with respect to the Unsolicited Party A Proposal. Lincoln also requested copies of the highly confident letter relating to the debt financing referenced in the Unsolicited Party A Proposal as well as copies of the equity financing commitments referenced in the Unsolicited Party A Proposal.
On June 10, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. The Board further discussed the Unsolicited Party A Proposal. Lincoln reported on the results of its discussions with Party A’s financial advisor to clarify the terms of the Unsolicited Party A Proposal. Representatives of Greenberg Traurig reviewed the Company’s obligations under the Merger Agreement in connection with the Unsolicited Party A Proposal. Following discussion, upon motion duly made and seconded, the Board unanimously determined that the Unsolicited Party A Proposal would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement) and that the failure by the Company to (i) furnish information, including nonpublic information, to Party A (including its representatives), subject to the execution of an Acceptable Confidentiality Agreement (as defined in the Merger Agreement), and (ii) engage in discussions or negotiations with Party A (including its representatives) with respect to the Unsolicited Party A Proposal would be inconsistent with its fiduciary duties pursuant to applicable law. Accordingly, the Board directed the Company’s management and advisors to negotiate and execute a confidentiality agreement with Party A that would constitute an Acceptable Confidentiality Agreement (as defined in the Merger Agreement). In making these determinations, the Board emphasized that Party A’s ability to deliver debt and equity financing commitments for an aggregate amount sufficient to make all payments that Party A would be required to make in connection with the proposed transaction (including to pay off in full the Company’s outstanding secured debt), as well as the Company’s receipt of other evidence of Party A’s financial wherewithal to finance the proposed acquisition, would be critical to the Board’s further evaluation of the Unsolicited Party A Proposal.
On June 10, 2025, representatives of Greenberg Traurig notified Transom and K&E of the Board’s determination with respect to the Unsolicited Party A Proposal.
On June 12, 2025, the Company and Party A entered into a confidentiality agreement, which constituted an Acceptable Confidentiality Agreement (as defined in the Merger Agreement). Also, Party A and its representatives (including potential lenders) started their due diligence review of the Company.
Also on June 12, 2025, K&E on behalf of Transom sent to Greenberg Traurig a letter to the Board expressing, among other things, Transom’s concern with the Board’s extended review of the Unsolicited Party A Proposal and communicating doubt about the viability of the Unsolicited Party A Proposal. The letter also requested that the Board immediately communicate to Party A that Party A’s deadline to provide the Board a Superior Proposal with fully committed financing and final transaction documents is 11:59 p.m., Eastern time, on June 17, 2025, and requested authorization to contact and engage with the Company’s existing lenders with respect to the Unsolicited Party A Proposal, including with respect to timing and the potential ramifications to the Company in the event the Company seeks further amendments to its Credit Agreements.
On June 13, 2025, the Company received a letter from Party A stating that Party A remained enthused about the proposed acquisition of the Company, reiterating that the proposed transaction would not be subject to any financing condition, informing the Company that Party A planned to submit a proposed merger agreement to the Board over the next 24 hours, and stating that Party A had increased its allocation for the proposed transaction to a combination of cash on its balance sheet (inclusive of binding capital commitments) in excess of $56.0 million and fully committed debt financing in excess of $40.0 million. Party A subsequently sent an initial draft of its proposed merger agreement to the Company later in the day on June 13, 2025. Party A did not provide details with respect to the binding capital commitments it represented it had obtained, including the identities of investors providing such commitments.
On June 14, 2025, the Company received a letter from Party A stating that Party A proposes to raise the purchase price for its proposed acquisition of all of the Company’s outstanding capital stock from $3.63 per share to $4.00 per share in cash (the “Updated Unsolicited Party A Proposal”). The letter was sent to the Company together with an updated draft of Party A’s proposed merger agreement reflecting the proposed purchase price of $4.00 per share.

On June 16, 2025, Party A forwarded to the Company a draft letter from TCW indicating that TCW was supportive of the proposed acquisition of the Company by Party A and was working to provide a commitment letter regarding a senior secured term loan credit facility to be provided by TCW in connection with the proposed transaction, on the terms and conditions set forth in a term sheet that was attached to the TCW letter. Party A also provided to the Company updated detail relating to the capital commitments proposed to be used by Party A to finance the proposed acquisition, indicating that Party A had secured capital commitments for approximately $63.6 million in the aggregate, including binding subscription agreements for a total of approximately $56.1 million.
Also on June 16, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. The Board discussed the Updated Unsolicited Party A Proposal, including the draft support letter received from TCW and the updated detail relating to the capital commitments secured by Party A in connection with the proposed transaction. The Board determined that the Updated Unsolicited Party A Proposal continued to reasonably be expected to result in a Superior Proposal and that the failure by the Company to (i) continue to furnish information, including nonpublic information, to Party A, subject to the terms of the confidentiality agreement entered into by the Company and Party A, and (ii) engage in discussions with Party A with respect to the Updated Unsolicited Party A Proposal would be inconsistent with its fiduciary duties pursuant to applicable law. However, the Board also determined that the Updated Unsolicited Party A Proposal had a number of deficiencies that would need to be addressed in order for the Updated Unsolicited Party A Proposal to constitute a Superior Proposal, including that (i) Party A had not delivered a binding, “certain funds” debt financing commitment not subject to a due diligence condition to the lender’s obligation to fund, (ii) Party A had not provided sufficient information relating to its proposed equity financing sources to demonstrate that these financing sources either have funded their respective subscriptions (in immediately available funds not subject to any restrictions on Party A’s ability to use such funds to finance the proposed transaction) or have sufficient funds to fund their subscriptions at closing and (iii) the draft merger agreement provided by Party A did not contain certain representations, warranties, covenants and other provisions customary for take-private transactions involving third-party debt and equity financing and did not include Party A’s commitment to pay any additional fees incurred by the Company in connection with the Updated Unsolicited Party A Proposal, whether or not the proposed transaction was consummated. The Board also discussed Party A’s participation in the Board’s review of strategic alternatives and Party A’s decision not to submit a proposal to acquire the Company during that time. The Board also discussed the letter received from Transom on June 12, 2025, including Transom’s request for authorization to contact and engage with the Company’s existing lenders with respect to the Unsolicited Party A Proposal. The Board determined that such authorization should be granted in order to maintain a level playing field between Transom and Party A.
Later on June 16, 2025, representatives of K&E contacted representatives of Greenberg Traurig by telephone to discuss the possibility of extending the June 18, 2025 deadline for launching the tender offer under the Merger Agreement for several days. Representatives of K&E explained to representatives of Greenberg Traurig that Transom was concerned that launching the tender offer while the Updated Unsolicited Party A Proposal was pending could have a negative impact on the success of the tender offer. During that conversation, Greenberg Traurig informed K&E that the Board had authorized Transom to contact and engage with the Company’s existing lenders with respect to the Updated Unsolicited Party A Proposal. On June 17, 2025, after discussing Transom’s request with management, Greenberg Traurig informed K&E that the Company was amenable to extending the launch deadline initially for up to 24 hours, pending the Board’s review and decision on the matter.
Also on June 17, 2025, Party A sent to the Company (i) a draft commitment letter from TCW to provide an amended and extended senior secured term loan credit facility in connection with the Updated Unsolicited Party A Proposal, in an amount equal to the outstanding principal balance under the Term Loan Agreement, on the terms and conditions set forth in a term sheet that was provided by TCW, and (ii) a draft commitment letter from another potential lender (“Lender A”) to provide a senior secured asset-based revolving credit facility in the aggregate principal amount of up to $60.0 million in connection with the Updated Unsolicited Party A Proposal, on the terms and conditions set forth in a term sheet attached to such draft commitment letter.

Also on June 17, 2025, the Company received a letter from Party A stating that the two debt financing commitments provided by Party A, combined with the available cash and committed capital on Party A’s balance sheet, were more than sufficient for the Board to immediately declare the Updated Unsolicited Party A Proposal to be a Superior Proposal under the terms of the Merger Agreement. The letter also stated that Party A had completed its due diligence review of the Company.
Later on June 17, 2025, the Company received a letter from Party A stating that Party A had secured cash and binding capital commitments of over $56.0 million plus a commitment from TCW to close on its proposed acquisition of the Company, and encouraging the Board to declare that the Updated Unsolicited Party A Proposal constitutes a Superior Proposal under the Merger Agreement and to immediately notify Transom of such decision. The letter also stated that, if the Board requests such information, Party A will not share with the Company or any of its representatives the names or the individual contractual commitment amounts of any of its purported equity financing sources. The letter also stated that Party A must be notified in writing by 8:00 p.m., Eastern Time, on June 17, 2025 that the Board had declared Party A’s proposal to be a Superior Proposal and that Transom had been notified of the Board’s decision, and that otherwise, Party A would advise the Company by 8:00 a.m., Eastern Time, on June 18, 2025 as to whether Party A wished to continue discussions with the Company, potentially lower the proposed purchase price, or to terminate discussions and pursue other strategic options.
Also on June 17, 2025, the Board held a meeting that was attended by all but one of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. The Board discussed Transom’s proposal to extend the deadline for launching the tender offer under the Merger Agreement. Greenberg Traurig reported that a draft waiver reflecting Transom’s proposed extension date was expected from K&E. The Board also discussed the need to seek an extension of the tender offer launch deadline under the 2025 Credit Agreement Amendments and authorized Lincoln to approach TCW and JPM to seek such an extension once the Company received Transom’s proposed extension date. The Board also discussed the letters from Party A received earlier that day, as well as the draft debt financing commitments from TCW and Lender A provided by Party A. The Board noted that while the TCW commitment could meet the requirements of a “certain funds” debt financing commitment with a few additional modifications, the fees, interest rates and other economic terms proposed by TCW were of concern, including relative to the size of the proposed credit facility. In contrast, the commitment provided by Lender A would not qualify as a “certain funds” commitment, as it included a number of conditions to funding (including a due diligence condition) that were not in line with the closing conditions under the Merger Agreement. Following that discussion, the Board determined that the deficiencies in the Updated Unsolicited Party A Proposal discussed by the Board at its previous meeting had not been fully addressed by Party A, and therefore, the Updated Unsolicited Party A Proposal could not be determined to constitute a Superior Proposal at that time. However, the Board also determined that the Updated Unsolicited Party A Proposal continued to reasonably be expected to result in a Superior Proposal and that the failure by the Company to continue to engage in discussions with Party A with respect to the Updated Unsolicited Party A Proposal would be inconsistent with its fiduciary duties pursuant to applicable law.
After the conclusion of the Board meeting on June 17, 2025, K&E sent to Greenberg Traurig a draft waiver proposing to extend the deadline for launching the tender offer under the Merger Agreement to June 25, 2025. K&E’s email also stated that Transom requested that the Board immediately communicate to Party A that Party A’s deadline to provide the Board with a Superior Proposal with fully committed financing and final transaction documents was 5:00 p.m., Eastern time, on June 23, 2025.
On June 18, 2025, the Board held a meeting that was attended by all but one of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of H&H and representatives of Greenberg Traurig. The Board discussed Transom’s proposal to extend the deadline for launching the tender offer under the Merger Agreement to June 25, 2025. Lincoln reported that it had discussed Transom’s proposal with each of TCW and JPM and that TCW indicated that it was amenable to extending the launch deadline as late as June 30, 2025, while JPM indicated that it would need the Company to propose a specific extension date before it could consider the extension request. The Board also discussed Transom’s request for the Board to set a deadline of 5:00 p.m., Eastern time, on June 23, 2025 for Party A to submit a Superior Proposal with fully committed financing and final transaction documents. The Board concluded that a deadline of June 26, 2025 for Party A to deliver a Superior Proposal would be reasonable in light of, among other reasons, Party A’s previous statement that Party A and its potential lenders would be in a position to complete their due diligence within ten days after they were granted due diligence access, its inability to obtain financing earlier in the process and the potential risks to the Company and the Transom transaction in the event of an extended tender offer. Accordingly, the Board directed Greenberg Traurig to advise K&E that the Company was proposing to (i) set a deadline of June 26, 2025 for Party A to submit a Superior Proposal and (ii) extend the tender offer launch deadline until June 30, 2025, subject to approval by JPM. Following the conclusion of the Board meeting, later on June 18, 2025, representatives of Greenberg Traurig and K&E had a telephone conversation in which Greenberg Traurig informed K&E of the Company’s proposal.
Later on June 18, 2025, the Company received from Party A a copy of Lender A’s debt financing commitment letter, executed by Party A, as well as copies of emails between Party A and Lender A confirming payment by Party A of Lender A’s commitment fee and good faith deposit. Party A also advised the Company that it intended to proceed with Lender A to secure debt financing for the proposed transaction.
Also on June 18, 2025, the Company received a letter from Transom expressing the view that the Updated Unsolicited Party A Proposal did not constitute a Superior Proposal under the Merger Agreement. The letter specified perceived faults with respect to the debt and equity commitment documentation provided by Party A purportedly supporting the Updated Unsolicited Party A Proposal, including with respect to the conditionality and other terms of the debt documentation and Party A’s refusal to share additional material details with respect to its equity financing arrangements, and also cited Party A’s inability to obtain the requisite financing to submit a proposal earlier in the process. The letter urged the Company to immediately terminate discussions with Party A or, if necessary, communicate to Party A a deadline of 5:00 p.m., Eastern time, on June 23, 2025 for Party A to submit a Superior Proposal with fully committed financing and final transaction documents. The letter also indicated that Transom would be willing to extend the tender offer launch deadline until June 26, 2025.
On June 19, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. The Board discussed Transom’s letter received on June 18, 2025, including the proposed extension of the tender offer launch deadline until June 26, 2025 and the proposed deadline for Party A to submit a Superior Proposal by 5:00 p.m., Eastern time, on June 23, 2025. Following an extensive discussion, the Board determined to (i) accept Transom’s proposal to extend the tender offer launch deadline until June 26, 2025, subject to approval by JPM, and (ii) set a deadline of 5:00 p.m., Eastern time, on June 24, 2025, for Party A to submit a Superior Proposal with fully committed financing and final transaction documents. Following the conclusion of the Board meeting, later on June 19, 2025, Greenberg Traurig informed K&E of the Board’s decision.
On June 20, 2025, the Company and Transom executed a waiver to extend the tender offer launch deadline under the Merger Agreement until June 26, 2025.
Also on June 20, 2025, as directed by the Board, the Company sent a letter to Party A describing the reasons that the Board was not prepared to determine that the Updated Unsolicited Party A Proposal constituted a Superior Proposal, specifying the key deficiencies in the Updated Unsolicited Party A Proposal that prevented the Board from making such determination at that time, and advising Party A that unless a Superior Proposal, with a fully committed financing and final transaction documents, was delivered by Party by 5:00 p.m., Eastern time, on June 24, 2025, the Company intended to terminate discussions with Party A at that time.
Later on June 20, 2025, JPM advised Lincoln that it would require payment by the Company of a $550,000 cash fee as a condition to its approval of the proposed extension of the tender offer launch deadline until June 26, 2025.
On June 23, 2025, the Board held a meeting that was attended by all of the Company’s directors, members of the Company’s senior management, representatives of Lincoln, representatives of Silvermark, representatives of H&H and representatives of Greenberg Traurig. The Board discussed JPM’s requirement that the Company pay a $550,000 cash fee as a condition to its approval of the proposed extension of the tender offer launch deadline until June 26, 2025. The Board authorized Lincoln to discuss JPM’s response with Transom, as required under the Merger Agreement.
Also on June 23, 2025, Party A’s legal counsel sent to representatives of Greenberg Traurig a revised draft merger agreement for the Updated Unsolicited Party A Proposal.

On June 24, 2025, the Company received a letter from Party A withdrawing the Updated Unsolicited Party A Proposal, citing newly emerging geopolitical events, the Company’s most recent financial results and forecast, and several other issues of major concerns as the basis for its decision.
Reasons for the Recommendation
The Board has reviewed and considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and considered the reasons enumerated below (which factors and reasons are not necessarily presented in order of relative importance). After considering its fiduciary duties under Delaware law, the Board has unanimously determined that the Offer is in the best interests of SigmaTron and its stockholders. Accordingly, the Board unanimously recommends that SigmaTron’s stockholders tender their Shares to Purchaser pursuant to the Offer.
Considerations in favor of the proposed Transactions:
•
Fair Price. After conducting a market check, the Board concluded that the Offer Consideration represented a fair valuation for SigmaTron, while representing a significant and certain premium over the market price of the Shares: (i) a premium of 134% to SigmaTron’s closing price of $1.29 per share on May 20, 2025, which was the trading day prior to SigmaTron’s announcement of the Transactions and (ii) representing a total enterprise value of approximately $83 million.

•
Lack of Superior Alternatives. The Board considered the results of SigmaTron’s strategic alternatives review process announced in September 2024 that it undertook with the assistance of its advisor Lincoln, which included, in addition to a possible sale of SigmaTron, the following:

○
a review of other strategic alternatives, including the possibility of continuing to operate SigmaTron as an independent public company, a sale or divestiture of one or more of SigmaTron’s divisions or assets in one or more separate transactions or in connection with the sale of the remaining Company;

○
the fact that SigmaTron’s efforts to refinance its existing secured debt, which SigmaTron was exploring as part of its strategic alternatives review, failed to secure a financing commitment for an amount that would be sufficient to repay SigmaTron’s existing secured debt in full while leaving the Company with sufficient working capital to continue operations;

○
an assessment of the difficulty of selling certain of SigmaTron’s divisions or assets from the remainder of SigmaTron’s business, including (i) challenges finding viable buyers for such divisions or assets, (ii) challenges resulting from SigmaTron’s current high level of indebtedness and the covenants required by lenders under the terms of such indebtedness, (iii) the prospect that the terms required by a buyer in a divestiture transaction could negatively impact the value or attractiveness of the remaining Company to potential acquirors, and (iv) the complexity of completing one or more divestitures;

○
the fact that SigmaTron publicly announced on September 3, 2024 that it was considering strategic alternatives and has publicly maintained that position since that time, thereby affording any potentially interested party the opportunity to propose a transaction with SigmaTron, that SigmaTron and Lincoln actively solicited approximately 60 potential counterparties for a transaction with SigmaTron, and that only three parties (including Transom and Party A following the execution of the Merger Agreement) submitted a proposal to acquire the Company, none of which resulted in proposals that the Board believed were reasonably likely to create greater value for the Company’s stockholders than the Offer and the Merger;

○
a review of the range of possible benefits to SigmaTron’s stockholders of the various strategic alternatives and the timing and the costs, risks and likelihood of accomplishing the goals of any of these alternatives; and

○
an assessment by the Board that none of the strategic alternatives was reasonably likely to present superior opportunities for SigmaTron, or reasonably likely to create greater value for the SigmaTron stockholders, than the Offer and the Merger.

•	Significant Indebtedness and Financial Condition. SigmaTron’s significant level of indebtedness, combined with its limited ability to reduce debt through free cash flows, significantly contributed to

SigmaTron’s inability to satisfy certain financial covenants under its credit agreements, which accelerated SigmaTron’s need to refinance such indebtedness or reduce such indebtedness with the proceeds of asset divestitures or a sale. SigmaTron’s significant level of indebtedness has acted to limit SigmaTron’s financial flexibility and its ability to return capital to its stockholders. As disclosed in SigmaTron’s Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2025, the Company’s financial condition raised substantial doubt as to its ability to continue as a going concern. Moreover, SigmaTron failed to comply with the financial covenants under its credit agreements and, as a result, has entered into various amendments, which included the requirement for SigmaTron to pursue and close a transaction to pay certain debt obligations in full no later than September 30, 2025 unless SigmaTron meets certain debt ratios for the twelve month period ending on August 31, 2025, which SigmaTron’s management did not believe SigmaTron would be able to meet. As a result, there was a substantial likelihood that, if a sale transaction was not completed prior to such date, the Company’s secured lenders would exercise remedies under the credit agreements, which could include foreclosure. The Board also considered the fact that SigmaTron has not been able to obtain, and its management did not believe it would be able to obtain, financing sufficient to refinance SigmaTron’s debt obligations in full, and that the Transactions would deliver the highest per common share price out of those potential transactions reasonably available to the Company consistent with the timing requirements of the credit agreement amendments.
•
Potentially Limited Period of Opportunity. The Board’s belief that prolonging the strategic review process could have resulted in the loss of the opportunity to consummate a transaction on terms as favorable as those in the Merger Agreement and the Offer, including the aggregate value represented by the Offer Consideration. Additionally, due to the deadlines imposed in SigmaTron’s credit agreements to pay the debt obligations in full no later than September 30, 2025, further delay could have resulted in a sale transaction not occurring prior to such date, in which case there was a substantial likelihood that the Company’s secured lenders would exercise remedies under the credit agreements, which could include foreclosure. The exercise of such remedies by the Company’s secured lenders in such circumstances could have material adverse impacts on SigmaTron (including its ability to consummate a transaction).

•
Speed of Consummation. The fact that the Transactions are structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of SigmaTron’s stockholders receiving the Offer Consideration pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which SigmaTron’s stockholders who do not tender in the Offer will receive the same consideration per share as is paid in the Offer. Such relatively short timeframe is expected to reduce execution risk and potential disruption to SigmaTron’s business pending the closing of the Merger.

•
High Likelihood of Closing. The Board’s belief that the likelihood of completing the Transactions is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the expectation that the Transactions will be completed without any regulatory filings or investigations, (iii) the exceptions contained within the “material adverse effect” definition, which generally defines the standard for closing risk and (iv) the size and financial strength of Transom, and Parent’s ability to fund the Offer Consideration with cash.

•
Lincoln Analysis and Fairness Opinion. The opinion of Lincoln rendered to the Board, at the request of the Board, on May 20, 2025, which was subsequently confirmed by delivery of a written opinion dated May 20, 2025 that, as of such date and based upon and subject to the qualifications, procedures, limitations, assumptions and other matters considered by Lincoln in connection with the preparation of its opinion, the Offer Consideration to be received by the holders of Shares (other than the Excluded Shares) in the Transactions was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Lincoln International LLC”.

•
Successful Negotiations with Transom. The terms of the Merger Agreement, which were the product of arms’-length negotiations, and the Board’s belief that the Offer and subsequent Merger provided significant value for SigmaTron’s stockholders. The factors considered include:

○	The Board’s ability, under certain circumstances, to withdraw or modify its recommendation that SigmaTron stockholders tender their Shares pursuant to the Offer.

○
SigmaTron’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an alternative acquisition agreement. In that regard, the Board believed that the termination fee of $756,500 payable by SigmaTron in such instance was reasonable, consistent with or below similar fees payable in comparable transactions, and not preclusive of other offers.

○	The limited conditions to Parent’s and Purchaser’s obligations to consummate the Transactions, making the Transactions reasonably likely to be consummated.
○
The fact that Transom has delivered to SigmaTron an equity commitment letter for the entire amount of consideration payable to SigmaTron’s stockholders pursuant to the Offer and the Merger, and therefore, the consummation of the Transactions not being subject to any financing contingencies.

○
SigmaTron’s ability, under certain circumstances and upon written request to Purchaser, to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates.

•
Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit SigmaTron to respond to unsolicited proposals in certain circumstances, and that the Merger Agreement permits the Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $756,500, which amount the Board believed to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals.

•	Offer Acceptance by Stockholders. The fact that closing of the Offer would be subject to tenders of Shares by holders that would constitute a majority of the Shares.
•
Tender and Support Agreements. The fact that the Supporting Stockholders, who collectively held approximately 2.29% of the outstanding Shares as of May 19, 2025, had entered into the Support Agreements with Parent and Purchaser and agreed to support the Transactions and tender their Shares in the Offer.

•
Appraisal Rights. The fact that stockholders who do not believe that the Offer Consideration represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transactions:
•
Opportunity Costs. The fact that SigmaTron will no longer exist as an independent public company, and SigmaTron’s stockholders will forgo any potential increase in its value above the amount of the Offer Consideration, without interest and subject to reduction for any applicable withholding of taxes, that might result from SigmaTron’s possible growth.

•
Dilutive Effect of Warrants. The dilutive impact of SigmaTron’s obligation to issue to one of its lenders warrants to purchase shares of SigmaTron’s common stock in the aggregate amount representing up to 17.5% of SigmaTron’s outstanding common stock (on a fully diluted basis), in the event certain leverage ratios and financial covenants under the terms of its credit agreement are not met, with warrants issued as of May 20, 2025, the date the Board approved the Merger Agreement, representing approximately 12.5% of SigmaTron’s outstanding common stock (on a fully diluted basis), which amount subsequently increased to 15.0% (on a fully diluted basis) as of June 1, 2025.

•
Potential Negative Impact on SigmaTron’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on SigmaTron’s operations and SigmaTron’s relationships with customers, suppliers, business partners and employees.

•
Prohibition Against Solicitations. The fact that the Merger Agreement precludes SigmaTron from soliciting competing acquisition proposals and obligates SigmaTron to pay Transom a termination fee equal to $756,500 under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal.

•
Business Operation Restrictions. The fact that the Merger Agreement imposes customary restrictions on the conduct of SigmaTron’s business in the pre-closing period, which may adversely affect SigmaTron by delaying or preventing SigmaTron from pursuing non-ordinary course opportunities that may arise.

•	Closing Conditions. The fact that the completion of the Offer and the Merger requires the satisfaction of closing conditions that are not fully within SigmaTron’s control.
•
Effect of Failure to Consummate Transactions. The possibility that the Transactions might not be consummated, and if they are not consummated, that: (1) SigmaTron’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions; (2) SigmaTron will have incurred significant transaction and other costs; (3) SigmaTron’s continuing business relationships with customers, suppliers and employees may be adversely affected; (4) the trading price of the Shares could be adversely affected; (5) the other contractual and legal remedies available to SigmaTron in the event of termination of the Merger Agreement may be insufficient, costly to pursue or both; (6) that there may be a potential adverse market perception of SigmaTron’s prospects; and (7) the termination fee of $756,500 may become payable by SigmaTron to Transom upon termination of the Merger Agreement under specified circumstances.

•
Taxable Consideration. The expectation that the receipt of the Offer Consideration in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes.

•
Litigation Risk. The inherent risk of litigation in relation to the sale of SigmaTron, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger.

•
Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on SigmaTron’s cash reserves and operating results should the Offer and the Merger not be completed.

The Board believes that, overall, the potential benefits of the Transactions to SigmaTron’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of SigmaTron. In analyzing the Transactions, the Board and SigmaTron’s management were assisted and advised by legal counsel and financial advisors, each with significant experience and of high reputation in such matters.
The foregoing discussion of information and reasons considered by the Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions, the Board did not find it practicable to, nor did it, quantify, rank or otherwise assign relative weights to the specific reasons considered in reaching their respective determinations and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different reasons. The Board adopted and approved the Merger Agreement and the Transactions, and recommended that SigmaTron stockholders tender their Shares pursuant to the Offer, based upon the totality of the information presented to, and considered by, the Board.
In considering the respective determinations and recommendations of the Board, SigmaTron stockholders should be aware that certain of SigmaTron’s executive officers have interests with respect to the Transactions that may be in addition to, or that may be different from, the interests of SigmaTron’s stockholders generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements-Arrangements Between SigmaTron and its Executive Officers, Directors and Affiliates.” The members of the Board were aware of these interests and considered them, among others, in reaching their determinations and recommendations.
Intent to Tender
To SigmaTron’s knowledge after making reasonable inquiry, all of SigmaTron’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Unaudited Forecasted Financial Information
The Company does not, as a matter of course, make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates, including the difficulty of predicting general economic and market conditions. However, as described in the section of this Schedule 14D-9 captioned “The Solicitation or Recommendation—Background of the Offer and the Merger,” in connection with the Company’s strategic planning process and evaluation of strategic alternatives (including continuing as an independent company), the Company’s management prepared unaudited non-public prospective financial information for fiscal years 2025 and 2026 based on its view of its prospects without giving effect to the Transactions or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions, including any costs incurred in connection with the Transactions. Furthermore, the Company unaudited prospective financial information does not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed as accurate or continuing in that context.
The prospective financial information was prepared by Company management and reviewed and discussed with the Board (as described above in Item 4 under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger”). The Board used this prospective financial information to assist in its decision-making process in determining whether to authorize and approve the execution of the Merger Agreement, and whether to recommend that the Company’s stockholders accept the Offer. At the direction of the Board, Lincoln used the prospective financial information in connection with its financial analyses and in connection with the delivery of its opinion to the Board described below in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Lincoln International LLC” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. At the direction of the Board, the prospective financial information was the only internal financial forecasts with respect to the Company used by Lincoln in performing financial analyses in connection with rendering its opinion. In addition, the prospective financial information was also made available to Transom’s management by the Company in connection with Transom’s evaluation of the then-proposed Transactions.
Initial Projections
The following table presents select unaudited prospective financial information of the Company on a standalone basis for the fiscal years ending April 30, 2025 and April 30, 2026 and was prepared by the Company’s management in December 2024. This information was provided to Lincoln in December 2024 and a subset of this information (the total revenue and Adjusted EBITDA lines) was provided to Transom in December 2024 (the “initial projections”):

	Fiscal year ended April 30,
(Dollars in millions)	2025E	2026E
Total Revenue	$305.7	$372.8
Adjusted EBITDA(1)	$10.5	$23.6
Capital Expenditures	$(3.5)	$(4.2)
Change in Net Working Capital	$(8.2)	$0.7

(1)
Adjusted EBITDA is defined as the Company’s earnings before interest, taxes, depreciation and amortization of intangible assets, as adjusted for non-cash and non-recurring items, including, for 2025E, the sale and leaseback transaction with respect to the Company’s Elk Grove Village, Illinois headquarters. Adjusted EBITDA is not adjusted for approximately $1.9 million of projected public company costs and is calculated on a standalone basis without giving effect to the Transactions (including the Offer and the Merger).

Updated Projections
In May 2025, the initial projections were updated by the Company’s management to reflect the Company’s actual performance during such period and management’s updated views of certain customer activities, but were otherwise based on the same assumptions and estimates as the initial projections. The updated unaudited prospective financial information of the Company reflecting such updates and actual performance through

March 31, 2025, which includes the Company’s actual results as reported in its Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2025 and its estimated results for the remainder of the 2025E period based on its actual results for the first two months of its fiscal quarter ended April 30, 2025, were made available to Transom, most recently on May 1, 2025, and were also provided to Lincoln so that it could perform its financial analyses in connection with rendering its opinion (the “updated projections” and together with the “initial projections, the “Company unaudited prospective financial information”). See Item 4. “The Solicitation or Recommendation—Opinion of Lincoln International LLC” and the opinion of Lincoln filed as Annex A to this Schedule 14D-9.

	Fiscal year ended April 30,
(Dollars in millions)	2025E	2026E
Total Revenue	$307.8	$372.3
Adjusted EBITDA(1)	$9.8	$26.6
Capital Expenditures	$(1.2)	$(4.2)
Change in Net Working Capital	$(15.8)	$12.7

(1)
Adjusted EBITDA is defined as the Company’s earnings before interest, taxes, depreciation and amortization of intangible assets, as adjusted for non-cash and non-recurring items, including, for 2025E, the sale and leaseback transaction with respect to the Company’s Elk Grove Village, Illinois headquarters. Adjusted EBITDA is not adjusted for projected public company costs or costs of directors and related services and is calculated on a standalone basis without giving effect to the Transactions (including the Offer and the Merger).

Assumptions and Disclaimers
The Company unaudited prospective financial information was prepared by the Company’s management based on estimates that they believed to be reasonable in context. The Company unaudited prospective financial information reflects numerous assumptions and estimates including with respect to the Company’s business, financial condition and results of operations, industry performance, general business, economic, market and financial conditions, foreign exchange rates and other matters. Specifically, in preparing the Company unaudited prospective financial information, Company management used the following material assumptions and estimates: (1) expected revenue by customer and often by project based on demand provided by each customer and then completing or adjusting based on the Company management estimates; (2) labor rates and material costs currently in effect for forecasted volumes; (3) the relative availability of materials and labor as was in effect at the time of preparing the Company unaudited prospective financial information; (4) macro business conditions in effect at the time of preparing the Company unaudited prospective financial information; and (5) interest expense on indebtedness based on current payment schedules through the expected repayment of such indebtedness in September 2025 pursuant to the terms of the indebtedness. These assumptions and estimates were determined by the Company’s management based on their experience and judgment and do not purport to be a comprehensive overview of all assumptions and estimates reflected in the Company unaudited prospective financial information.
The summary of the Company unaudited prospective financial information is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial information that was made available to the Board, Lincoln and Transom and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that the Company’s directors or advisors, or any other person, considered, or now considers, such Company unaudited prospective financial information to be material or to be necessarily predictive of actual future results, and this Company unaudited prospective financial information should not be relied upon as such. The Company unaudited prospective financial information was generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Company unaudited prospective financial information constitutes forward-looking statements.
The unaudited prospective financial information includes Adjusted EBITDA, which is a non-GAAP financial measure. The Company’s management included such measure in the Company unaudited prospective financial information because it believed that such measure may be useful in evaluating, on a prospective basis, the potential operating performance of the Company. A material limitation associated with the use of this non-GAAP financial measure is that it is not calculated in accordance with GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Furthermore, there are limitations inherent in non-GAAP financial measures, because they excluded charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the Company unaudited prospective financial information, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the Company unaudited prospective financial information are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, no reconciliation of Adjusted EBITDA is provided in this Schedule 14D-9.
No independent registered public accounting firm provided any assistance in preparing the Company unaudited prospective financial information. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Company unaudited prospective financial information or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Company unaudited prospective financial information. The BDO LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2024 relate solely to the historical financial information of the Company. Such reports do not extend to the Company unaudited prospective financial information and should not be read to do so.
By including the Company unaudited prospective financial information in this Schedule 14D-9, neither the Company nor Transom, nor any of their respective affiliates, advisors, officers, directors, or other representatives has made or makes any representation to any security holder regarding the information included in the Company unaudited prospective financial information or the ultimate performance of the Company, Transom or any of their affiliates, or of the Company following the closing of the Transactions, compared to the information contained in the Company unaudited prospective financial information. The Company unaudited prospective financial information should not be relied upon or construed as financial guidance. The Company has made no representation to Transom or Purchaser, in the Merger Agreement or otherwise, concerning the Company unaudited prospective financial information.
The assumptions and estimates underlying the Company unaudited prospective financial information, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Company unaudited prospective financial information, whether or not the Offer and the Merger are completed. In addition, the Company unaudited prospective financial information may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. None of the Company, Transom or Purchaser, nor any of their respective affiliates assumes any responsibility to holders of Shares for the accuracy of this information.
The Company’s actual future financial results may differ materially from those expressed or implied in the Company unaudited prospective financial information due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Company unaudited prospective financial information necessarily is based on numerous assumptions and estimates, many of which are beyond the control of the Company and difficult to predict, including those described above, as well as matters specific to the Company’s business, which assumptions may not prove to have been, or may no longer be, accurate. The Company unaudited prospective financial information also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Company unaudited prospective financial information not being achieved include, but are not limited to, risk factors described in the Company’s SEC filings, including the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2024, and described under the section below entitled “Item 8. Additional Information—Forward-Looking Statements”.

The Company unaudited prospective financial information was developed for the Company on a standalone basis without giving effect to the Transactions (including the Offer and the Merger), and therefore the Company unaudited prospective financial information does not give effect to the Transactions, or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions, including any costs incurred in connection with the Transactions. Furthermore, the Company unaudited prospective financial information does not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed as accurate or continuing in that context.
The Company unaudited prospective financial information summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any events, circumstances or changes after the date they were prepared, including the announcement of the entry into the Merger Agreement. The Company unaudited prospective financial information may differ from publicized analyst estimates, guidance and forecasts with respect to the Company’s future financial performance. Stockholders should evaluate the Company unaudited prospective financial information, if at all, in conjunction with the Company’s historical financial statements and other information regarding the Company contained in its public filings with the SEC. The Company unaudited prospective financial information may not be comparable with the Company’s historical operating data because of the assumptions utilized in preparing such information. None of the Company, Transom or Purchaser undertakes any obligation, except as required by law, to update or otherwise revise the Company unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions. None of the Company, or, to the knowledge of the Company, Transom or Purchaser intends to make publicly available any update or other revisions to any of the Company unaudited prospective financial information except as otherwise required by law. The Company may have reported, and may continue to report, results of operations for periods included in the Company unaudited prospective financial information that were or will be completed following the preparation of the Company unaudited prospective financial information. Stockholders and investors are urged to refer to the Company’s periodic filings with the SEC for information on its actual historical results.
Because the Company unaudited prospective financial information reflects estimates and judgments, they are susceptible to sensitivities and assumptions, as well as to multiple interpretations based on actual experience and business developments. The Company unaudited prospective financial information also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The Company unaudited prospective financial information is not, and should not be considered to be, a guarantee of future operating results. Further, the Company unaudited prospective financial information is not fact and should not be relied upon as being indicative of the Company’s future results or for purposes of making any investment decision.
In light of the foregoing factors and the uncertainties inherent in the Company unaudited prospective financial information, stockholders and investors are cautioned not to place undue, if any, reliance on the Company unaudited prospective financial information.
Opinion of Lincoln International LLC
On May 20, 2025, Lincoln rendered to the Board its written opinion that as of the date thereof, and based upon and subject to the qualifications, procedures, limitations, assumptions and other matters considered by Lincoln in connection with the preparation of the opinion, the Offer Consideration (the “Consideration”) to be received by the holders of Shares, other than the Excluded Shares, in the Transactions was fair, from a financial point of view, to such holders.
Lincoln’s opinion was directed to the Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Shares, other than the Excluded Shares, in the Transactions of the Consideration to be received by such holders in the Transactions pursuant to the Merger Agreement and did not address any other aspect or implication of the Transactions or any other agreement or understanding entered into in connection with the Transactions or otherwise. The summary of Lincoln’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex A to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln in preparing its opinion. However, neither Lincoln’s written opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 is intended to be, and does not constitute, a recommendation to the Board, the Company, any security holder of the Company or any other person as to how to act or vote on any matter relating to the Transactions.
In connection with rendering its opinion, Lincoln, among other things:
•	Reviewed the following documents:
○
Certain publicly available business and financial information relating to the Company (including audited financial statements and unaudited interim financial statements) that Lincoln deemed to be relevant, including the Company’s Form 10-Q filed with the SEC on March 14, 2025 and the Company’s Form 10-K filed with the SEC on September 3, 2024;

○	Internal unaudited interim financial statements for the eleven-month periods ended March 31, 2023, March 31, 2024 and March 31, 2025;
○	The budget and financial projections for the Company for the years ending April 30, 2025 through April 30, 2026, provided to Lincoln by management of the Company (the “Management Projections”);
○
The Amended and Restated Credit Agreement dated as of July 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time) by and among the Company and JPMorgan Chase Bank, N.A, as lender;

○
The Credit Agreement dated as of July 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time) by and among the Company, the financial institutions identified therein (the “TCW Lenders”) and TCW Asset Management Company LLC, as administrative agent for the TCW Lenders;

○	The equity capitalization of the Company as of May 20, 2025 provided to Lincoln by management of the Company;
○
Correspondence, dated May 15, 2025, addressed to Lincoln by management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Lincoln by or on behalf of the Company in connection with Lincoln’s review of the Transaction;

○	The Confidential Information Presentation dated December 2024;
○	Draft Merger Agreement; and
○	Other documents relating to the history, past and current operations, financial conditions, and probable future outlook of the Company provided to Lincoln by management of the Company;
•	Discussed the terms and circumstances surrounding the Transactions with management of the Company;
•	Met with management of the Company virtually and discussed the business, financial outlook and prospects of the Company;
•
Reviewed certain financial, stock trading and other information for the Company, and compared that data and information with certain stock trading, financial and corresponding data and information for companies with publicly traded securities that Lincoln deemed relevant, none of which is directly comparable to the Company;

•
Reviewed certain financial, stock trading and other information for the Company and the Transaction, and compared that data and information with certain financial, stock trading and corresponding data and information for companies that have been subject to change of control M&A transactions that Lincoln deemed relevant, none of which is directly comparable to the Company and the Transactions;

•
Performed certain valuation and comparative financial analyses including a discounted cash flow analysis, an analysis of selected public companies and an analysis of change of control M&A transactions that Lincoln deemed relevant; and

•
Considered such other information, financial studies, generally accepted valuation and analytical techniques and investigations and financial, economic and market criteria that Lincoln deemed relevant.

In preparing its opinion, Lincoln relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information Lincoln reviewed, and Lincoln did not assume any responsibility for the independent verification of, nor independently verified, any of such information. Lincoln relied upon the assurances of management of the Company that they are unaware of any facts or circumstances that would make such information materially incomplete or misleading. Lincoln relied upon the fact that the Board and Company have been advised by counsel with respect to the Transactions and that the Transactions will be consummated in a valid and timely manner that complies in all respects with all applicable federal and state statutes, rules and regulations. Lincoln assumed that the financial forecasts, including the Management Projections, the unaudited interim financial statements, and other financial information provided to Lincoln by the Company were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the Company’s management, and Lincoln assumed no responsibility for and expressed no opinion on the assumptions, estimates, and judgments on which such forecasts, including the Management Projections, interim financial statements, and other financial information were based.
Lincoln assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Transaction, no modification, delay, limitation, restriction, or condition will be imposed that is material to Lincoln’s analysis. Lincoln assumed that the Transactions will be consummated in accordance with the terms outlined by the Company and other documents made available to Lincoln, without waiver, modification or amendment of any term, condition or agreement therein that is material to Lincoln’s analysis. Lincoln assumed that there has been no change in the assets, liabilities, business, condition (financial or otherwise), results of operations, or prospects of the Company in any manner material to Lincoln’s analysis since the date of the most recent financial information made available to Lincoln. Lincoln assumed that the final terms of the Merger Agreement will not vary in any manner material to Lincoln’s analysis from those set forth in the copies or drafts, as applicable, reviewed by Lincoln. Lincoln assumed that the final versions of all documents conform in all material respects to the drafts reviewed by Lincoln.
The Company had advised Lincoln, and Lincoln had relied upon and assumed for purposes of its analysis and its opinion, that, as of the date of its opinion (i) the Company’s financial condition raised substantial doubt as to its ability to continue as a going concern, (ii) the Company was not in compliance with the financial covenants under its credit agreement and as a result entered into various amendments which included the requirement for the Company to pursue and close a transaction to pay certain debt obligations in full no later than September 30, 2025 unless the Company meets certain debt ratios for the twelve month period ending on August 31, 2025 which management of the Company did not believe the Company would meet, (iii) the Company had not been able to obtain, and did not believe it would be able to obtain, financing sufficient to refinance its debt obligations in full and (iv) the Transactions would deliver the highest per common share price out of those potential transactions reasonably available to the Company consistent with the timing requirements of such amendments.
Lincoln’s opinion was necessarily based on financial, economic, market and other conditions as they existed on and the information made available to Lincoln as of May 20, 2025. Although subsequent developments may affect Lincoln’s opinion, Lincoln does not have any obligation to update, revise or reaffirm its opinion. As the Board was, and is, aware, the credit, financial and stock markets, and the industry in which the Company operates, have experienced and may continue to experience volatility, and Lincoln did not express a view or opinion as to any potential effects of such volatility on the Company or the Transaction.
Lincoln did not evaluate the Company’s solvency and was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or any of its respective subsidiaries. Lincoln has undertaken no independent analysis of any potential or actual litigation, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject.
Lincoln’s opinion (i) did not address the relative merits of the Transactions as compared to other transaction structures, transactions or business strategies that may be available to the Company or the Board, (ii) did not address or constitute a recommendation regarding the decision of the Board to authorize the execution of the Merger Agreement, or to engage in the Transactions, (iii) did not constitute advice or a recommendation to the Board, the Company or any security holder as to how they should act or vote with respect to any matter relating to the Transactions, and (iv) only addressed the fairness from a financial point of view of the Consideration to be received by the holders of the Shares, other than any Excluded Shares, in the Transactions and did not address any other terms, aspects or implications of the Transactions, or any agreements, arrangements or understandings entered into in connection with the Transactions or otherwise. Lincoln expressed no opinion about the fairness of any portion or aspect of the Transactions to (i) the holders of any class of securities, creditors or other constituencies of any stockholder of the Company, or any other party, or (ii) any one class or group of any stockholder of the Company’s or any other party’s security holders, creditors or other constituencies vis-à-vis any other class or group of any stockholder of the Company’s or such other party’s security holders, creditors or other constituents (including, without limitation, the allocation of any Consideration among or within such classes or groups of security holders or other constituents). Lincoln’s opinion did not indicate that the Consideration to be received is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration to be received by the holders of the Shares, other than any Excluded Shares, in the Transactions is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Transactions or any related transaction depends on an assessment of factors unrelated to the financial analyses on which Lincoln’s opinion is based.
Lincoln expressed no opinion as to what the market price or value of the stock of the Company will be after the announcement of the Transactions. Lincoln’s opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Lincoln also expressed no opinion about the amount or nature of any compensation or equity arrangement that may be given to the Company’s officers, directors or employees, or class of such persons, in connection with the Transactions relative to the Consideration in the Transactions. Lincoln’s opinion did not address the solvency, creditworthiness or fair value of the Company or any other participant in the Transactions under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, nor did it address the tax or legal consequences of the Transactions to the Company, the stockholders, or any other party.
It is understood that Lincoln’s opinion is for the use and benefit of the Board in connection with the Transactions. Lincoln’s opinion may not be used or relied upon by any other persons for any other purpose and is not intended to and did not confer any rights or remedies upon any other person. Except as contemplated by the engagement letter, dated as of May 6, 2025, among Lincoln and the Company, neither Lincoln’s opinion nor any other advice or information provided by Lincoln, whether oral or written, may be disclosed, reproduced, disseminated, summarized, quoted from or referred to, in whole or in part, without Lincoln’s prior written consent. Lincoln’s opinion did not create any fiduciary duty on the part of Lincoln to the Company, the Board, the stockholders of the Company or any other party.
Set forth below is a summary of Lincoln’s financial analyses reviewed by Lincoln with the Board on May 20, 2025 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Lincoln. The order of the analyses described, and the results of these analyses, do not represent relative importance or weight given to these analyses by Lincoln. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before May 20, 2025 and is not necessarily indicative of then-current market conditions.
The following summary of Lincoln’s financial analyses includes information presented in tabular format. Several financial analyses were employed and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Each of the analyses conducted was carried out to provide a particular perspective of the Consideration. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute complete analyses. Considering the tables below without considering the full narrative description of Lincoln’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses. Lincoln did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support its opinion as to the fairness of the Consideration. Lincoln did not place any specific reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its opinion.

Summary of Lincoln’s Financial Analyses
The following is a summary of Lincoln’s financial analyses in connection with the preparation of its opinion and reviewed with the Board on May 20, 2025. The order of the analyses does not represent relative importance or weight given to those analyses by Lincoln. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis could create a misleading or incomplete view of Lincoln’s analyses.
For purposes of its analyses, Lincoln reviewed a number of financial metrics, including:
•
Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities including plus the amount of debt outstanding, preferred stock and non-controlling interests, and less the amount of cash and cash equivalents, the carrying value of its equity investments and net non-operating assets on its balance sheet.

•
Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, as adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity values used in the selected public companies analysis described below were calculated using the closing price of the common stock of the selected public companies listed below as of May 19, 2025, and enterprise values for the precedent M&A transactions analysis described below were calculated on an enterprise value basis based on the value of the equity consideration in the announced transaction and other publicly available information at the time of the announcement. The estimates of the future financial performance of the Company relied upon for the financial analyses described below were based on the Management Projections. The estimates of the future financial performance of the selected public companies listed below were based on publicly available research analyst estimates for those companies.
Selected Public Companies Analysis.
Lincoln reviewed certain financial data for selected public companies in the EMS industry with publicly traded equity securities that Lincoln deemed relevant. Estimated financial data of the selected public companies and of SigmaTron were based on publicly available research analysts’ estimates. The financial data reviewed included:
•	Enterprise value as a multiple of trailing Adjusted EBITDA for the latest twelve months, or “LTM Adjusted EBITDA”; and
•	Enterprise value as a multiple of projected Adjusted EBITDA for the trailing twelve months ending on or around April 30, 2026, or “TTM April 2026 Adjusted EBITDA”.
The selected public companies and corresponding multiples were:

Enterprise Value /
	LTM Adjusted EBITDA	TTM April 2026 Adjusted EBITDA
Benchmark Electronics, Inc.	8.4x	NA
Celestica Inc.	19.5x	16.2x
Fabrinet	20.2x	18.2x
Flex Ltd.	9.9x	9.0x
Jabil Inc.	10.0x	9.1x
Key Tronic Corporation	8.6x	NA
Kimball Electronics, Inc.	6.1x	7.5x
Nortech Systems Incorporated	NMF	NA
Plexus Corp.	12.9x	11.0x
Sanmina Corporation	9.2x	8.7x

Mean	11.6x	11.4x
Median	9.9x	9.1x

“NA” refers to not publicly available
“NMF” refers to non-meaningful due to negative or de minimis financial statistic
Note: TTM as of February 28 for Jabil, April 30 for Semtech, and March 31 for all other companies
Lincoln applied a selected multiple range of 6.0x to 7.0x to the Company’s LTM Adjusted EBITDA for the period ended March 31, 2025. Lincoln’s selected multiples for the Company were based on a comparative analysis that considered, among other things, certain quantitative and qualitative factors including the following: relative size, historical and projected growth and profitability, geographic presence, customer mix, end markets served, and other financial performance metrics. The selected public companies analysis indicated an implied per share value range of the Company’s common stock of $1.60 to $3.16, as compared to the Consideration of $3.02 per share. None of the selected public companies are identical or perfectly comparable to the Company. Lincoln does not have access to non-public information regarding the selected public companies.
Precedent M&A Transactions Analysis.
Lincoln reviewed certain financial terms of certain transactions involving target companies in the EMS industry that Lincoln deemed relevant. The financial data reviewed included enterprise value as a multiple of LTM Adjusted EBITDA.
The selected precedent M&A transactions and corresponding multiples were:

Date Announced	Acquirer	Target	Enterprise Value / LTM Adjusted EBITDA
11/2024	OEP 80 B.V.	Cicor Technologies Ltd.	6.6x
07/2023	Incap Oyj	Pennatronics Corporation	7.4x
06/2023	Microtest S.p.A.	RoodMicrotec N.V.	7.7x
05/2023	NCAB Group AB	Phase 3 Technologies, Inc.	6.5x
03/2022	Volex plc	inYantra Technologies Pvt LTD	8.2x
08/2021	Creation Technologies International, Inc.	IEC Electronics Corp.	21.2x
06/2021	Infestos Sustainability B.V.	Neways Electronics International N.V.	11.9x
01/2021	Aem Singapore Pte Ltd.	CEI PTE. LTD.	11.9x
01/2021	H.I.G. Capital, LLC	SMTC Corporation	9.5x
01/2019	Platinum Equity, LLC	PCI Private Limited	6.4x
12/2018	Cerberus Capital Management, L.P.	Sparton Corporation	9.7x
11/2018	SMTC Corporation	MC Test Service, Inc.	6.2x
02/2016	Suzhou Dongshan Precision Manufacturing Co., Ltd.	Multi-Fineline Electronix, Inc.	4.5x
Mean			9.1x
Median			7.7x

Taking into account the results of the precedent M&A transactions analysis, Lincoln applied a selected multiple range of 6.0x to 7.0x to the Company’s LTM Adjusted EBITDA for the period ended March 31, 2025. Lincoln’s selected multiples for the Company were based on a comparative analysis that considered, among other things, certain quantitative and qualitative factors including the following: relative size, historical growth and profitability, geographic presence, end markets served, and other financial performance metrics. The precedent M&A transactions analysis indicated an implied per share value range of the Company’s common stock of $1.60 to $3.16, as compared to the Consideration of $3.02 per share. None of the target companies or transactions in the precedent M&A transactions are identical or perfectly comparable to the Company or the Transaction. Lincoln does not have access to non-public information regarding the companies involved in the precedent M&A transactions.
Discounted Cash Flow Analysis.
Lincoln performed a discounted cash flow analysis of the Company based on the Management Projections to calculate the estimated present value of the standalone unlevered after-tax free cash flows that SigmaTron was forecasted to generate during projection period from April 1, 2025 through April 30, 2026. Lincoln defined “free cash flow” as cash generated by the Company that is available either to reinvest, service debt, or distribute to security holders. The discounted cash flow analysis was used to determine the net present value of projected unlevered free cash flows utilizing an appropriate cost of capital for the discount rate.
Lincoln calculated the Company’s projected unlevered free cash flows by taking Adjusted EBITDA, , subtracting estimated taxes, adding back tax depreciation and amortization, and subtracting capital expenditures and changes in net working capital. Lincoln determined the net present value of the projected unlevered free cash flows using an appropriate cost of capital for the discount rate, which reflects the relative risk associated with the Management Projections cash flows as well as the rates of return that investors could expect to realize on alternative investment opportunities with similar risk profiles to the Company.
Lincoln calculated the Company’s terminal value using the Gordon Growth perpetuity growth formula assuming a 2.5% terminal growth rate and discount rates ranging from 18.75% to 20.75%, which were selected based on the application of Lincoln’s professional judgment and experience, and were calculated using a capital asset pricing model and information derived from the selected public companies.
Based on these assumptions, the discounted cash flow analysis indicated an implied per share value range of the Company’s common stock of $2.59 to $3.84, as compared to the Consideration of $3.02 per share.
Premiums-Paid Analysis.
Lincoln provided a premiums paid analysis to the Board as a supplementary analysis for informational purposes, and not as part of Lincoln’s financial analyses that supported its opinion. Lincoln reviewed the premiums paid by acquirers over the public market trading prices in merger and acquisition transactions that were announced after May 19, 2020 through May 19, 2025 and involved target companies with businesses deemed relevant by Lincoln, based on the closing stock price one-day, one-week, and one-month prior to the announcement of the applicable transaction. The following table summarizes the results of the review.

	Median Transaction Premium
	1-Day Prior (%)	1-Week Prior (%)	1-Month Prior (%)
Criteria
U.S. EMS Deals	47%	46%	44%
U.S. Majority Stake Deals < $250 Million	37%	38%	42%
U.S. Majority Stake Deals	29%	31%	37%

Miscellaneous
Lincoln received a customary fee of $350,000 from the Company for its services, which was earned upon the Board requesting Lincoln deliver its opinion. No portion of Lincoln’s fee for the opinion was contingent upon either the conclusion reached therein or the consummation of the Transaction. In addition, the Company agreed to indemnify Lincoln and certain related parties against certain liabilities, and to reimburse Lincoln for certain expenses, arising in connection with or as a result of the engagement with Lincoln.
Lincoln and its affiliates provide a range of investment banking and financial services and, in that regard, Lincoln and its affiliates may in the future provide investment banking and other financial services to the Company and each of its affiliates, for which Lincoln and its affiliates would expect to receive compensation. Prior to being engaged to render Lincoln’s opinion, Lincoln was initially engaged on May 30, 2024 (the “M&A Engagement Letter”) to act as an exclusive financial advisor to the Company in connection with one or more potential transactions, including, among other things, sale, restructuring and/or refinancing transactions, which M&A Engagement Letter was subsequently assigned to Lincoln with SigmaTron’s consent. Lincoln will receive a success fee from the Company for its services under the M&A Engagement Letter, a portion of which has already been earned and paid to Lincoln and a portion of which is contingent upon the successful completion of the Transactions, and reimbursement for certain out-of-pocket expenses; such fee and expense reimbursement under the M&A Engagement Letter is separate from, and in addition to, the fee paid to Lincoln for the delivery of the opinion. Pursuant to the M&A Engagement Letter, upon closing of the Transaction, Lincoln will have received fees for M&A and capital advisory services equal to $5.0 million, $1.5 million of which was already earned and paid to Lincoln as of the date of Lincoln’s opinion.
Lincoln expressly consented to the attachment of its opinion as Annex A to this Schedule 14D-9. The opinion will be available for any interested stockholder of the Company (or any representative of a stockholder who has been so designated in writing) to inspect and copy at the Company’s principal executive offices during regular business hours.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used
SigmaTron has retained Lincoln to act as its financial advisor in connection with the Transactions. SigmaTron selected Lincoln based on, among other factors, its qualifications, professional reputation and industry expertise. Pursuant to its engagement by the Company, Lincoln received a customary fee of $350,000 from SigmaTron which was earned upon the Board requesting Lincoln deliver its opinion. In addition, SigmaTron has agreed to indemnify Lincoln and certain related parties against certain liabilities, and to reimburse Lincoln for certain expenses, arising in connection with or as a result of its engagement. Furthermore, Lincoln was previously engaged to provide SigmaTron M&A and capital advisory services pursuant to the M&A Engagement Letter and is entitled to, upon closing of the Transaction, fees for such services equal to $5.0 million, $1.5 million of which was already earned and paid to Lincoln as of the date of Lincoln’s opinion.
Additional information pertaining to the retention of Lincoln by SigmaTron, including the additional fees for such other services, is disclosed in Item 4 under “—Opinion of Opinion of Lincoln International LLC” and is hereby incorporated by reference in this Item 5.
Neither SigmaTron nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to SigmaTron’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of SigmaTron, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company
Other than the equity grants in the ordinary course and the scheduled vesting of Company Options, Company Warrants and Company Restricted Stock, no transactions with respect to Shares have been effected by SigmaTron or, to SigmaTron’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of SigmaTron or its affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purpose of the Transaction and Plans or Proposals
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, SigmaTron is not undertaking or engaged in any negotiations in response to the Offer which relate to:
•	a tender offer or other acquisition of SigmaTron’s securities by SigmaTron or any other person;
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving SigmaTron;
•	any purchase, sale or transfer of a material amount of assets of SigmaTron; or
•	any material change in the present dividend rate or policy, or indebtedness or capitalization of SigmaTron.
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between SigmaTron and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Golden Parachute Compensation
The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation for each of SigmaTron’s named executive officers whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A for the year ended April 30, 2024, filed by SigmaTron on September 20, 2024, that is based on, or that otherwise relates to, the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to SigmaTron’s named executive officers. SigmaTron’s “named executive officers” for purposes of the disclosure in this Schedule 14D-9 are Messrs. Fairhead, Sheehan, Upadhyaya.
The amounts in the table are estimated using the following assumptions and such additional assumptions as may be set forth in the footnotes to the table:
•
that the Effective Time will occur on July 28, 2025 (which is the assumed closing date of the Merger solely for purposes of this Schedule 14D-9, including this golden parachute compensation disclosure);

•	the consummation of the Merger will constitute a change in control for purposes of the CIC Plan;
•	that the named executive officer will have a qualifying termination of his employment at the Effective Time that results in severance benefits becoming payable to him under the CIC Plan; and
•	that no payment is reduced pursuant to the terms of the CIC Plan as a result of Sections 280G and 4999 of the U.S. Internal Revenue Code.
The amounts reported in the tables and footnotes below are estimated based on these and other assumptions that may or may not actually occur or be accurate at the Effective Time, and reflect estimated values of change in control severance benefits and unvested equity incentives. Accordingly, the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below. SigmaTron’s named executive officers will not receive pension or nonqualified deferred compensation benefit enhancements or tax reimbursements in connection with the Merger.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)	Total ($)
Gary R. Fairhead	1,292,694	—	—	1,292,694
John P. Sheehan	1,015,991	—	—	1,015,991
Rajesh Upadhyaya(3)	—	—	—	—

(1)
The amount for each named executive officer represents the pre-tax cash severance payments to which the named executive officer may become entitled under the CIC Plan in connection with a qualifying termination on or within twenty-four months after a change in control, as described in further detail above in “— Amended and Restated Change in Control Severance Payment Plan”. The amount listed for each of Messrs. Fairhead, Sheehan, and Upadhyaya represents the named executive officer’s average W-2 income, excluding taxable earnings attributable to the exercise of stock options, paid by the Company to each for five calendar years ending immediately prior to the change in control, multiplied by 2.99.

(2)	None of the named executive officers hold In-the-Money Options. Pursuant to the Merger Agreement, any Company Options other than In-the-Money Options will be cancelled at the Effective Time.
(3)
As disclosed in a Current Report on Form 8-K filed by SigmaTron on May 6, 2025, Mr. Upadhyaya resigned as Executive Vice President, West Coast Operations, of SigmaTron, effective as of April 30, 2025. Mr. Upadhyaya is therefore ineligible for severance payment under the CIC Plan in connection with the Transactions.

Vote Required to Approve the Merger
The Board has approved the Offer, the Merger, the Merger Agreement and the other Transactions in accordance with the DGCL. If the Offer is consummated (as that term is defined under Section 251(h) of the DGCL, “Consummated,” “Consummate” or “Consummation”), SigmaTron does not anticipate seeking the approval of its remaining public stockholders before effecting the Merger. In summary, Section 251(h) of the DGCL provides that following Consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the approval of the other stockholders of the target corporation. Accordingly, if the Offer is Consummated, SigmaTron, Parent and Purchaser intend to effect the Closing without a vote of the stockholders of SigmaTron in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statute
SigmaTron is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan); or

•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of Parent and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of SigmaTron as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger.
Appraisal Rights
No appraisal rights are available to stockholders or beneficial owners of Shares in connection with the Offer. However, if the Offer is Consummated and the Merger is effected, the stockholders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares), (ii) follow the procedures set forth in Section 262 of the DGCL (“Section 262”) and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262, will be entitled to receive payment of the “fair value” of such Shares, together with interest, if any, as determined by the Delaware Court of Chancery.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is available at the following URL, accessible without subscription or cost, and which is incorporated herein by reference: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, and all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person unless otherwise noted herein and all references to a “person” are to any individual, corporation, partnership, unincorporated association or other entity. The following summary does not constitute any legal or other advice and does not constitute a recommendation that stockholders or beneficial owners exercise their appraisal rights under Section 262.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders and beneficial owners of Shares should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Offer Consideration. Moreover, Parent and SigmaTron may argue in an appraisal proceeding that, for the purposes of such proceeding, the “fair value” of such Shares is less than the Offer Consideration.
Under Section 262, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost.
THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.
Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:
•
the person must, within the later of the Consummation of the Offer and twenty days after the mailing of this Schedule 14D-9, deliver to SigmaTron a written demand for appraisal of their Shares, which demand must reasonably inform SigmaTron of the identity of the stockholder or the beneficial owner, as applicable, and that the stockholder or beneficial owner, as applicable, intends thereby to demand appraisal of such Shares (and, in the case of a demand made by a beneficial owner, the demand must reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded, include a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which the beneficial owner consents to receive notices given by the Surviving Corporation in the Merger under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262);

•	the person must not tender his, her or its Shares pursuant to the Offer;
•
the person must continuously hold or beneficially own, as applicable, the Shares from the date of making the demand through the Effective Time (if a stockholder who demanded appraisal transfers or a beneficial owner who demanded appraisal ceases to beneficially own the Shares before the Effective Time, such person will lose appraisal rights with respect to the Shares); and

•	otherwise comply with Section 262.
In addition, all persons entitled to appraisal must file a petition in the Delaware Court of Chancery demanding a determination of the “fair value” of the Shares within one hundred twenty (120) days after the Effective Time, but not thereafter, by the Surviving Corporation or any stockholder or beneficial owner who has complied with Section 262 and who is entitled to appraisal rights. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so. Any stockholder or beneficial owner who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Consideration, without interest and subject to reduction for any applicable withholding of taxes, and subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.
In order to exercise appraisal rights in connection with the Merger, a stockholder or beneficial owner must demand appraisal within the later of the Consummation of the Offer and twenty (20) days after the mailing of this Schedule 14D-9. If made by a stockholder, a demand for appraisal must be executed by or on behalf of that stockholder. The demand should set forth, fully and correctly, the record holder’s name as it appears on the stock certificate(s). A demand by a stockholder must reasonably inform SigmaTron of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

In addition, a beneficial owner of Shares may demand in writing an appraisal of such beneficial owner’s Shares; provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262 and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262.
A stockholder or beneficial owner who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand for appraisal to:
SigmaTron International, Inc.
2201 Landmeier Road
Elk Grove Village, Illinois 60007
Attention: Secretary
If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten days after the Effective Time, the Surviving Corporation must send an additional notice of the date of the Effective Time to all of SigmaTron’s stockholders who are entitled to appraisal rights provided, however, that if such second notice is sent later than the later of the Consummation of the Offer and 20 days following the mailing of this Schedule 14D-9, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262 and any beneficial owner who has demanded appraisal under Section 262. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder or beneficial owner who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the “fair value” of the Shares held by all persons entitled to appraisal. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, appraisal rights will cease as to all stockholders and beneficial owners.
Stockholders and beneficial owners who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.
Within 120 days after the Effective Time, any person who has complied with the provisions of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6)d. of the DGCL)) that were the subject of, and not tendered into, and accepted for purchase in, the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of stockholders or beneficial owners of those Shares (provided that, in the case of a demand made by a beneficial owner in such person’s name, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must give this statement to the requesting person within the later of ten days of receipt of the request or ten days after expiration of the period for delivery of demands for appraisal.
If a petition for appraisal is duly filed by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated, within 20 days after such service to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation (the “verified list”). Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all persons shown on the verified list at the addresses stated therein. The costs of these notices are borne by the Surviving Corporation. After notice to person who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those persons who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the persons demanding appraisal who hold certificated Shares to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings. If any person fails to comply with the court’s direction, the court may dismiss the proceeding as to that person.
Assuming Shares remain listed on a national securities exchange immediately before the Effective Time (which we expect to be the case), after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all SigmaTron stockholders and beneficial owners otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares exceeds $1,000,000. We refer to these conditions as the “ownership thresholds.” If a petition for appraisal is not timely filed or if neither of the ownership thresholds has been satisfied in respect of persons seeking appraisal rights, then all SigmaTron stockholders’ and beneficial owners’ rights to an appraisal will cease.
After determining the persons entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares held by persons who have complied with Section 262, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on an amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
In determining “fair value,” the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Offer Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner or if neither of the ownership thresholds above has been satisfied in respect of persons seeking appraisal rights, then stockholders and beneficial owners will lose the right to an appraisal, and will instead receive the Offer Consideration, without interest and subject to reduction for any applicable withholding of taxes, described in the Merger Agreement.
An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery and stockholders and beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Consideration. Moreover, Parent and SigmaTron may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Offer Consideration.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the verified list may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. When the fair value of the Shares is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the persons entitled thereto and upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.
The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a person whose name appears on the verified list who participated in the proceeding and incurred expenses in connection therewith (which we refer to as an “application”), the Delaware Court of Chancery may order all or a portion of such expenses, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal and not dismissed by the Delaware Court of Chancery pursuant to the terms of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under Section 262. In the absence of such determination or assessment, each party bears its own expenses.
Subject to the terms of Sections 262, from and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 may, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.
If a person who has made a demand for an appraisal in accordance with Section 262 shall deliver to the Surviving Corporation a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares in accordance with subsection (e) of Section 262, either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, then the right of such person to an appraisal of the Shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Delaware Court of Chancery shall not be dismissed as to any person without the approval of the court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including without limitation, a reservation of jurisdiction for any application; provided, however that any person who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such person’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time. If the stockholder or beneficial owner fails to perfect, successfully withdraws or loses the appraisal right, the person’s Shares will be converted into the right to receive the Offer Consideration, without interest and subject to reduction for any applicable withholding of taxes.
The foregoing summary of the rights of SigmaTron’s stockholders and beneficial owners to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by SigmaTron’s stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.
FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER CONSIDERATION (WITHOUT INTEREST AND SUBJECT TO REDUCTION FOR ANY APPLICABLE WITHHOLDING OF TAXES) DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262, IF YOU ARE A STOCKHOLDER OR BENEFICIAL OWNER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual Report
For additional information regarding the business and the financial results of SigmaTron, please see SigmaTron’s Annual Report on Form 10-K for the fiscal year ended April 30, 2024, filed with the SEC on September 3, 2024, as amended by Amendment No. 1 thereto, filed with the SEC on September 6, 2024.
Legal Proceedings
Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.
Regulatory Approvals
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until notifications have been given and information has been furnished to the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and all statutory waiting period requirements have been satisfied. SigmaTron has made a good faith determination that the Offer and Merger do not require filing of notification and report forms pursuant to the HSR Act.
At any time, before or after the Effective Time, the U.S. Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice may take action under the antitrust laws, including seeking to enjoin the completion of the Offer or Merger, to rescind the Offer or Merger or to conditionally permit completion of the Offer or Merger subject to regulatory conditions or other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Offer or Merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. Although neither SigmaTron nor Transom believes that the Offer or Merger violates the antitrust laws, there can be no assurance that a challenge to the Offer or Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
Forward-Looking Statements
Certain statements contained in this Schedule 14D-9 are “forward-looking statements.” Words such as “continue,” “anticipate,” “will,” “expect,” “believe,” “plan,” and similar expressions identify forward-looking statements. These forward-looking statements are based on the current expectations of SigmaTron. All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements include, among others, statements regarding: (i) the Transactions; (ii) the anticipated manner and timing of the Offer; (iii) the expected timing of the closing of the Transactions; (iv) considerations taken into account in approving and entering into the Transactions; (v) the anticipated benefits to, or impact of, the Transactions on SigmaTron’s and Transom’s respective businesses; and (vi) expectations for SigmaTron and Transom following the closing of the Merger. There can be no assurance that the Transactions will be consummated.
Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others, the risks and uncertainties inherent in the tender offer and the merger, including, among other things: (i) regarding how many of SigmaTron’s stockholders will tender their shares in the tender offer, (ii) the possibility that competing offers will be made, (iii) the ability to obtain requisite regulatory approvals, (iv) the ability to satisfy the conditions to the closing of the tender offer and the merger, (v) the expected timing of the tender offer and the merger, (vi) the possibility that the merger will not be completed, (vii) difficulties or unanticipated expenses in connection with integrating the parties’ operations, products and employees and the possibility that anticipated synergies and other anticipated benefits of the transaction will not be realized in the amounts expected, within the expected timeframe or at all, (viii) the effect of the announcement of the tender offer and the merger on SigmaTron’s and Transom’s business relationships (including, without limitations, partners and customers), (ix) the risk that SigmaTron’s stock price may fluctuate during the pendency of the tender offer and merger transactions, (x) the diversion of SigmaTron’s or Transom’s respective management’s time and attention from ongoing business operations and opportunities, (xi) the response of competitors and other market participants to the transaction, (xii) potential litigation relating to the transaction, (xiii) uncertainty as to timing of completion of the transaction and the ability of each party to consummate the transaction, (xiv) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (xv) the expected tax treatment of the transaction, (xvi) and the impact of global macroeconomic conditions and supply chain challenges on SigmaTron’s business and (xvii) other circumstances beyond SigmaTron’s and Transom’s control. You should not place undue reliance on these forward-looking statements. Certain of these and other risks and uncertainties are discussed in SigmaTron’s and Transom’s filings with the SEC, including the Schedule TO (including the offer to purchase, letter of transmittal and related documents) Transom and its acquisition subsidiary will file with the SEC and SigmaTron’s most recent Form 10-K and Form 10-Q filings with the SEC. Except as required by law, neither SigmaTron nor Transom undertakes any duty to update forward-looking statements to reflect events after the date of this Schedule 14D-9.

Item 9.	Exhibits
The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated June 26, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Summary Advertisement as published in The New York Times on June 26, 2025 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)	Opinion of Lincoln International LLC, dated May 20, 2025 (included as Annex A of this Schedule 14D-9).
(a)(5)(B)
Joint Press Release, dated May 21, 2025, issued by SigmaTron International, Inc. and Transom Axis AcquireCo, LLC (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 21, 2025 (File No. 000-23248)).

(a)(5)(C)	Frequently Asked Questions, sent to SigmaTron’s employees on May 21, 2025 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed on May 21, 2025).
(a)(5)(D)	Press Release, dated June 26, 2025, issued by Transom Capital Group, LLC (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(e)(1)†
Agreement and Plan of Merger, dated as of May 20, 2025, by and among Transom Axis AcquireCo, LLC, Transom Axis MergerSub, Inc. and SigmaTron International, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 21, 2025 (File No. 000-23248)).

(e)(2)	Confidentiality Agreement, dated as of December 20, 2024, by Transom Capital Group, LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(3)†
Exclusivity Agreement, dated as of April 1, 2025, by and between SigmaTron International, Inc. and Transom Capital Group, LLC (as amended on April 29, 2025, May 8, 2025, May 13, 2025 and May 18, 2025) (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(4)
Form of Tender and Support Agreement, dated as of May 20, 2025, by and among Transom Axis AcquireCo, LLC, Transom Axis MergerSub, Inc. and certain stockholders of SigmaTron International, Inc. (incorporated by reference to Exhibit A of Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 21, 2025 (File No. 000-23248)).

(e)(5)
Restated Certificate of Incorporation of SigmaTron International, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on July 13, 2023 (File No. 000-23248)).

(e)(6)
Second Amended and Restated Bylaws of SigmaTron International, Inc., effective as of July 31, 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on July 13, 2023 (File No. 000-23248)).

(e)(7)	Form of 1993 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 33-72100)) (P).
(e)(8)	SigmaTron International, Inc. 2004 Employee Stock Option Plan (incorporated by reference to Appendix B to the Company’s 2004 Proxy Statement filed on August 16, 2004).
(e)(9)	SigmaTron International, Inc. 2011 Employee Stock Option Plan (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-8 filed on December 14, 2011).
(e)(10)
SigmaTron International, Inc. 2021 Employee Stock Option Plan, dated July 13, 2021 (incorporated by reference to Exhibit B to the definitive proxy statement for the Special Meeting of Stockholders filed with the Securities and Exchange Commission on September 8, 2021).

Exhibit No.	Description
(e)(11)
SigmaTron International, Inc. 2021 Non-Employee Director Restricted Stock Plan, dated September 15, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 16, 2021 (File No. 000-23248)).

(e)(12)
SigmaTron International, Inc. Amended and Restated Change in Control Severance Payment Plan dated March 11, 2014 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed on March 14, 2014 (File No. 000-23248)).

(e)(13)*	Excerpts from SigmaTron International, Inc’s Definitive Proxy Statement on Schedule 14A, filed on September 20, 2024.
(e)(14)	Equity Commitment Letter, dated May 20, 2025, by and between Transom Axis AcquireCo, LLC and Transom Capital Fund IV, L.P. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(15)	Limited Guarantee, dated May 20, 2025, by Transom Capital Fund IV, L.P. in favor of SigmaTron International, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

*	Filed herewith.
†
Certain exhibits and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. SigmaTron hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC.

(P)	Paper exhibit.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 26, 2025

SIGMATRON INTERNATIONAL, INC.

By:	/s/ Gary R. Fairhead
Name:	Gary R. Fairhead
Title:	Chief Executive Officer

ANNEX A
LINCOLN FAIRNESS OPINION

May 20, 2025
Directors
SigmaTron International, Inc.
2201 Landmeier Road
Elk Grove Village, IL 60007
Members of the Board of Directors:
You have requested that Lincoln International LLC (“Lincoln”, “we” or “us”) render an opinion (this “Opinion”) to the board of directors (the “Board”) of SigmaTron International, Inc., a Delaware corporation (the “Company”), as to whether the Consideration (as defined herein) to be received by the holders of Common Stock (as defined in the Merger Agreement), other than the Excluded Shares (as defined in the Merger Agreement) in the Transaction (as defined below) is fair, from a financial point of view, to such holders.
Background of the Transaction
We understand that the Company proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Transom Axis AcquireCo, LLC, a Delaware limited liability company (“Parent”) and Transom Axis Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.
As more fully described in the Merger Agreement, Lincoln understands that Merger Sub shall (and Parent shall cause Merger Sub to) commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Common Stock (each a “Share”), other than Excluded Shares, at $3.02 per share, net to the holder of such Share in cash, without interest (as such amount may be amended or adjusted in accordance with the terms of Merger Agreement, the “Offer Price”).
As soon as practicable after the Offer Acceptance Time and upon the terms and subject to the conditions set forth in the Merger Agreement and the applicable provisions of the DGCL (including Section 251(h) thereof), at the Effective Time, Merger Sub shall merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger and a direct wholly owned Subsidiary of Parent.
Furthermore, at the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub, each Share that is issued and outstanding immediately prior to the Effective Time, but excluding Excluded Shares and Dissenting Shares, shall be converted automatically into the right to receive $3.02 per Share in cash (the “Merger Consideration”), payable net to the holder, without interest, subject to any withholding of Taxes required by applicable Law and withheld as provided in Section 3.1(a) of the Merger Agreement.
For purposes of this Opinion, the Offer and Merger are referred to herein as the “Transaction”. Additionally, the Offer Price and the Merger Consideration are collectively referred to as the “Consideration.”

Lincoln International LLC 110 North Wacker Drive 51st Floor Chicago, Illinois 60606	www.lincolninternational.com

Scope of Analysis
In connection with this Opinion, Lincoln has, among other things:
1)	Reviewed the following documents:
a.
Certain publicly available business and financial information relating to the Company (including audited financial statements and unaudited interim financial statements) that we deemed to be relevant, including the Company’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2025 and the Company’s form 10-K filed with the SEC on September 3, 2024;

b.	Internal unaudited interim financial statements for the eleven-month periods ended March 31, 2023, March 31, 2024 and March 31, 2025;
c.	The budget and financial projections for the Company for the years ending April 30, 2025 through April 30, 2026, provided to us by management of the Company (the “Management Projections”);
d.
The Amended and Restated Credit Agreement dated as of July 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time) by and among the Company and JPMorgan Chase Bank, N.A, as lender;

e.
The Credit Agreement dated as of July 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time) by and among the Company, the financial institutions identified therein (the “TCW Lenders”) and TCW Asset Management Company LLC, as administrative agent for the TCW Lenders;

f.	The equity capitalization of the Company as of May 20, 2025 provided to us by management of the Company;
g.
Correspondence, dated May 15, 2025, addressed to us by management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company in connection with our review of the Transaction;

h.	The Confidential Information Presentation dated December 2024;
i.	Draft Merger Agreement; and
j.	Other documents relating to the history, past and current operations, financial conditions, and probable future outlook of the Company provided to Lincoln by management of the Company;
2)	Discussed the terms and circumstances surrounding the Transaction with management of the Company;
3)	Met with management of the Company virtually and discussed the business, financial outlook and prospects of the Company;
4)
Reviewed certain financial, stock trading and other information for the Company, and compared that data and information with certain stock trading, financial and corresponding data and information for companies with publicly traded securities that we deemed relevant, none of which is directly comparable to the Company;

5)
Reviewed certain financial, stock trading and other information for the Company and the Transaction, and compared that data and information with certain financial, stock trading and corresponding data and information for companies that have been subject to change of control M&A transactions that we deemed relevant, none of which is directly comparable to the Company and the Transaction;

6)
Performed certain valuation and comparative financial analyses including a discounted cash flow analysis, an analysis of selected public companies and an analysis of change of control M&A transactions that we deemed relevant; and

7)	Considered such other information, financial studies, generally accepted valuation and analytical techniques and investigations and financial, economic and market criteria that we deemed relevant.

Assumptions, Qualifications, and Limiting Conditions
In performing its analyses and rendering this Opinion with respect to the Transaction, Lincoln has, with the Company’s consent:
1)
Relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information we reviewed, and we have not assumed any responsibility for the independent verification of, nor independently verified, any of such information;

2)	Relied upon the assurances of management of the Company that they are unaware of any facts or circumstances that would make such information materially incomplete or misleading;
3)
Relied upon the fact that the Board and Company have been advised by counsel with respect to the Transaction and that the Transaction will be consummated in a valid and timely manner that complies in all respects with all applicable federal and state statutes, rules and regulations;

4)
Assumed that the financial forecasts, including the Management Projections, the unaudited interim financial statements, and other financial information provided to Lincoln by the Company were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the Company’s management, and Lincoln assumes no responsibility for and expresses no opinion on the assumptions, estimates, and judgments on which such forecasts, including the Management Projections, interim financial statements, and other financial information were based;

5)
Assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Transaction, no modification, delay, limitation, restriction, or condition will be imposed that is material to Lincoln’s analysis;

6)
Assumed that the Transaction will be consummated in accordance with the terms outlined by the Company and other documents made available to Lincoln, without waiver, modification or amendment of any term, condition or agreement therein that is material to Lincoln’s analysis;

7)
Assumed that there has been no change in the assets, liabilities, business, condition (financial or otherwise), results of operations, or prospects of the Company in any manner material to Lincoln’s analysis since the date of the most recent financial information made available to Lincoln;

8)	Assumed that the final terms of the Merger Agreement will not vary in any manner material to Lincoln’s analysis from those set forth in the copies or drafts, as applicable, reviewed by Lincoln; and
9)	Assumed that the final versions of all documents conform in all material respects to the drafts reviewed by Lincoln.
The Company has advised Lincoln, and Lincoln has relied upon and assumed for purposes of its analysis and this Opinion, that, as of the date of this Opinion (i) the Company’s financial condition raises substantial doubt as to its ability to continue as a going concern, (ii) the Company was not in compliance with the financial covenants under its credit agreement and as a result entered into in various amendments which included the requirement for the Company to pursue and close a transaction to pay certain debt obligations in full no later than September 30, 2025 unless the Company meets certain debt ratios for the twelve month period ending on August 31, 2025 which management of the Company does not believe the Company will meet, (iii) the Company has not been able to obtain, and does not believe it will be able to obtain, financing sufficient to refinance its debt obligations in full and (iv) the Transaction is the transaction that would deliver the highest per common share price out of those potential transactions reasonably available to the Company consistent with the timing requirements of such amendments.
Lincoln has prepared this Opinion as of the date hereof. This Opinion is necessarily based on financial, economic, market and other conditions as they exist on and the information made available to us as of the date hereof. Although subsequent developments may affect this Opinion, Lincoln does not have any obligation to update, revise or reaffirm this Opinion.
Lincoln did not evaluate the Company’s solvency and was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or any of its respective subsidiaries.

This Opinion (i) does not address the relative merits of the Transaction as compared to other transaction structures, transactions or business strategies that may be available to the Company or the Board, (ii) does not address or constitute a recommendation regarding the decision of the Board to authorize the execution of the Merger Agreement, or to engage in the Transaction, (iii) does not constitute advice or a recommendation to the Board, the Company or any security holder as to how they should act or vote with respect to any matter relating to the Transaction, and (iv) only addresses the fairness from a financial point of view of the Consideration to be received by the holders of the Common Stock, other than any Excluded Shares, in the Transaction and does not address any other terms, aspects or implications of the Transaction, or any agreements, arrangements or understandings entered into in connection with the Transaction or otherwise. We express no opinion about the fairness of any portion or aspect of the Transaction to (i) the holders of any class of securities, creditors or other constituencies of any stockholder of the Company, or any other party, or (ii) any one class or group of any stockholder of the Company’s or any other party’s security holders, creditors or other constituencies vis-à-vis any other class or group of any stockholder of the Company’s or such other party’s security holders, creditors or other constituents (including, without limitation, the allocation of any Consideration among or within such classes or groups of security holders or other constituents). This Opinion does not indicate that the Consideration to be received is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration to be received by the holders of the Common Stock, other than any Excluded Shares, in the Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Transaction or any related transaction depends on an assessment of factors unrelated to the financial analyses on which this Opinion is based.
Lincoln expresses no opinion as to what the market price or value of the stock of the Company will be after the announcement of the Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. We also express no opinion about the amount or nature of any compensation or equity arrangement that may be given to the Company’s officers, directors or employees, or class of such persons, in connection with the Transaction relative to the Consideration in the Transaction.
It is understood that this Opinion is for the use and benefit of the Board in connection with the Transaction. This Opinion may not be used or relied upon by any other persons for any other purpose and is not intended to and does not confer any rights or remedies upon any other person. Except as contemplated by the Engagement Letter, dated as of May 6, 2025, among Lincoln and the Company, neither this Opinion nor any other advice or information provided by Lincoln, whether oral or written, may be disclosed, reproduced, disseminated, summarized, quoted from or referred to, in whole or in part, without our prior written consent. This Opinion does not create any fiduciary duty on the part of Lincoln to the Company, the Board, the stockholders of the Company or any other party.
Disclosure of Relationships
Lincoln will receive a customary fee from the Company for our services which was earned upon our having informed the Board that we were prepared to render this Opinion. No portion of our fee is contingent upon either the conclusion reached herein or the consummation of the Transaction. In addition, the Company has agreed to indemnify us and certain related parties against certain liabilities, and to reimburse us for certain expenses, arising in connection with or as a result of our engagement.
We and our affiliates provide a range of investment banking and financial services and, in that regard, we and our affiliates may in the future provide investment banking and other financial services to the Company and each of its affiliates, for which we and our affiliates would expect to receive compensation. Prior to being engaged to render this Opinion, Lincoln was initially engaged on May 30, 2024 (the “M&A Engagement Letter”) to act as a financial advisor to the Company in connection with a potential transaction. Lincoln will receive a customary fee from the Company for our services under the M&A Engagement Letter, a portion of which has already been earned and paid to Lincoln and a portion of which is contingent upon the successful completion of the Transaction; such fee under the M&A Engagement Letter is separate from, and in addition to, the fee being paid to Lincoln for the delivery of this Opinion. Additionally, we and our affiliates have been and are currently engaged by affiliates of TCW Group, a lender to the Company, to provide certain valuation services for portfolio management and financial reporting purposes.
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Conclusion
Based on and subject to the foregoing, and in reliance thereon, we are of the opinion that, as of the date hereof the Consideration to be received by the Shareholders in the Transaction is fair, from a financial point of view, to such holders.
This Opinion has been authorized for issuance by the Opinion Review Committee of Lincoln.
Very truly yours,

LINCOLN INTERNATIONAL LLC